Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295274

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated May 4, 2026)

SPIRE GLOBAL, INC.

5,000,000 Shares of Class A Common Stock

This prospectus supplement amends and supplements the prospectus dated May 4, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-295274).

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2026 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “SPIR.” On August 11‚ 2026, the last quoted sale price for our Class A common stock as reported on NYSE was $14.82 per share.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 5 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement and any other prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 13, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

3

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______ to______

Commission File Number: 001-39493

SPIRE GLOBAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	85-1276957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8000 Towers Crescent Drive Suite 1100 Vienna, Virginia 22182
(Address of principal executive offices) (Zip Code)

(202) 301-5127

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The registrant had outstanding 39,115,046 shares of Class A common stock and 1,507,325 shares of Class B common stock as of August 10, 2026.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “seek” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements about:

•
significant political, trade, regulatory developments, and other circumstances beyond our control, including as a result of geopolitical uncertainty and instability and tariffs, which could have a material adverse effect on our financial condition or results of operations;
•
global and domestic economic conditions, including currency exchange rate fluctuations, inflation, interest rates and their impact on demand and pricing for our offerings in affected markets;
•
changes in our growth, strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;
•
our ability to remedy identified material weaknesses;
•
the ability to develop new offerings, services, solutions and features and bring them to market in a timely manner and make enhancements to our business;
•
the quality and effectiveness of and advancements in our technology and our ability to accurately and effectively use data and engage in predictive analytics;
•
overall level of customer demand for our products and services;
•
expectations and timing related to product launches;
•
the expected timing of revenue recognition, especially in connection with milestone-based services;
•
expectations of achieving and maintaining profitability;
•
expectations regarding future solar cycles and the anticipated impact on our satellites;
•
projections of total addressable markets, market opportunity, and market share;
•
our expectations concerning relationships with third parties;
•
our ability to acquire or develop products or technologies we believe could complement or expand our platform or to expand our products and services internationally;
•
our ability to obtain and protect patents, trademarks, licenses and other intellectual property rights;
•
our ability to utilize potential net operating loss carryforwards;
•
developments and projections relating to our competitors and industries, such as the projected growth in demand for data solutions;
•
our ability to acquire new customers and partners or obtain renewals, upgrades, or expansions from our existing customers, including government customers;
•
our ability to compete with existing and new competitors in existing and new markets and offerings;
•
our ability to retain or recruit officers, key employees or directors;
•
our potential need for additional capital to support business growth or operations, which might not be available on company favorable terms, if at all;
•
our expectations regarding regulatory approvals and authorizations; and
•
the expectations regarding the effects of existing and developing laws and regulations, including with respect to regulations around satellites, intellectual property law, and privacy and data protection.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Quarterly Report on Form 10-Q.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Quarterly Report on Form 10-Q primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in Part I, Item 1A “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2025 and in Part II, Item 1A “Risk Factors” of this Quarterly Report on Form 10-Q. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Quarterly Report on Form 10-Q. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Quarterly Report on Form 10-Q relate only to expectations as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Quarterly Report on Form 10-Q to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I—FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements

Spire Global, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	June 30,	December 31,
	2026	2025
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$38,814	$24,813
Marketable securities	52,858	56,969
Accounts receivable, net (including allowance of $382 and $169 as of June 30, 2026 and December 31, 2025, respectively)	6,378	4,178
Contract assets	4,646	1,778
Other current assets	7,091	6,036
Total current assets	109,787	93,774
Property and equipment, net	85,060	80,806
Operating lease right-of-use assets	7,958	10,798
Goodwill	14,880	15,450
Intangible assets, net	8,000	9,079
Other long-term assets, including restricted cash	979	1,085
Total assets	$226,664	$210,992
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$12,379	$14,866
Contract liabilities, current portion	32,625	35,160
Other accrued expenses	13,648	22,266
Total current liabilities	58,652	72,292
Contract liabilities, non-current	13,869	14,207
Warrant liability	383	106
Operating lease liabilities, net of current portion	6,795	8,755
Other long-term liabilities	2,680	2,704
Total liabilities	82,379	98,064
Commitments and contingencies (Note 9)
Stockholders’ equity
Common stock, $0.0001 par value, 1,000,000,000 Class A and 15,000,000 Class B shares authorized, 39,107,030 Class A and 1,507,325 Class B shares issued and outstanding at June 30, 2026; 33,107,807 Class A and 1,507,325 Class B shares issued and outstanding at December 31, 2025	4	3
Additional paid-in capital	683,093	605,700
Accumulated other comprehensive loss	(5,660)	(5,435)
Accumulated deficit	(533,152)	(487,340)
Total stockholders’ equity	144,285	112,928
Total liabilities and stockholders’ equity	$226,664	$210,992

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Spire Global, Inc.

Condensed Consolidated Statements of Operations

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$18,048	$19,182	$33,882	$43,058
Cost of revenue	11,890	9,806	21,419	24,970
Gross profit	6,158	9,376	12,463	18,088
Operating expenses:
Research and development	8,180	10,195	16,879	18,854
Sales and marketing	3,205	4,412	6,351	9,943
General and administrative	14,140	17,186	32,266	34,836
Loss on decommissioned satellites and other assets write-offs	526	1,110	1,435	6,270
Total operating expenses	26,051	32,903	56,931	69,903
Loss from operations	(19,893)	(23,527)	(44,468)	(51,815)
Other (expense) income:
Interest income	782	646	1,256	666
Interest expense	—	(1,686)	—	(7,416)
Gain on sale of a business	—	154,305	—	154,305
Loss on extinguishment of debt	—	(12,008)	—	(12,008)
Change in fair value of contingent earnout liability	—	(227)	—	811
Change in fair value of warrant liabilities	(157)	(2,790)	(277)	3,047
Foreign exchange (loss) gain	(577)	6,965	(2,205)	10,791
Other income (expense), net	139	(287)	200	(511)
Total other income (expense), net	187	144,918	(1,026)	149,685
(Loss) income before income taxes	(19,706)	121,391	(45,494)	97,870
Income tax provision	263	1,801	318	1,795
Net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075
(Loss) earnings per share:
Basic	$(0.52)	$3.80	$(1.28)	$3.29
Diluted	$(0.52)	$3.72	$(1.28)	$3.03
Shares used in computing (loss) earnings per share:
Basic	38,295,060	31,398,176	35,796,237	29,105,374
Diluted	38,295,060	32,093,646	35,796,237	30,441,536

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Spire Global, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax	(320)	7,445	(154)	4,770
Net unrealized loss on investments, net of tax	(41)	(3)	(71)	(3)
Comprehensive (loss) income	$(20,330)	$127,032	$(46,037)	$100,842

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Spire Global, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(In thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Par Value	Capital	Loss	Deficit	Equity
Balance, December 31, 2025	34,615,132	$3	$605,700	$(5,435)	$(487,340)	$112,928
Release of Restricted Stock Units and Performance Stock Units	419,079	1	—	—	—	1
Exercise of stock options	2,879	—	21	—	—	21
Stock-based compensation	—	—	3,963	—	—	3,963
Net loss	—	—	—	—	(25,843)	(25,843)
Foreign currency translation adjustments	—	—	—	166	—	166
Net unrealized loss on investments (net of tax)	—	—	—	(30)	—	(30)
Balance, March 31, 2026	35,037,090	$4	$609,684	$(5,299)	$(513,183)	$91,206
Release of Restricted Stock Units and Performance Stock Units	220,882	—	—	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	50,218	—	336	—	—	336
Exercise of stock options, net	306,165	—	4,478	—	—	4,478
Stock-based compensation	—	—	3,193	—	—	3,193
Issuance of common stock under 2026 Purchase Agreement, net	5,000,000	—	65,402	—	—	65,402
Net loss	—	—	—	—	(19,969)	(19,969)
Foreign currency translation adjustments	—	—	—	(320)	—	(320)
Net unrealized loss on investments (net of tax)	—	—	—	(41)	—	(41)
Balance, June 30, 2026	40,614,355	$4	$683,093	$(5,660)	$(533,152)	$144,285

	Common Stock		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance, December 31, 2024	27,218,490	$3	$536,725	$(9,770)	$(538,645)	$(11,687)
Release of Restricted Stock Units and Performance Stock Units	339,059	—	—	—	—	—
Exercise of stock options	73,140	—	640	—	—	640
Stock compensation expense	—	—	4,905	—	—	4,905
Issuance of common stock under Securities Purchase Agreements, net	4,843,750	—	36,047	—	—	36,047
Net loss	—	—	—	—	(23,515)	(23,515)
Foreign currency translation adjustments	—	—	—	(2,675)	—	(2,675)
Balance, March 31, 2025	32,474,439	$3	$578,317	$(12,445)	$(562,160)	$3,715
Release of Restricted Stock Units and Performance Stock Units	513,077	—	—	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	50,266	—	443	—	—	443
Exercise of stock options	32,401	—	230	—	—	230
Stock compensation expense	—	—	6,222	—	—	6,222
Exercise of warrants	673,146	—	11,592	—	—	11,592
Net income	—	—	—	—	119,590	119,590
Foreign currency translation adjustments	—	—	—	7,445	—	7,445
Net unrealized loss on investments (net of tax)	—	—	—	(3)	—	(3)
Balance, June 30, 2025	33,743,329	$3	$596,804	$(5,003)	$(442,570)	$149,234

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Spire Global, Inc.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net (loss) income	$(45,812)	$96,075
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	7,081	6,937
Stock-based compensation	7,006	11,127
Amortization of operating lease right-of-use assets	1,509	1,519
Change in fair value of warrant liabilities	277	(3,047)
Change in fair value of contingent earnout liability	—	(811)
Loss on decommissioned satellites and disposal of assets	1,435	6,270
Loss on extinguishment of debt	—	12,008
Gain on sale of a business	—	(154,305)
Transaction costs on sale of a business	—	(23,744)
Other, net	(930)	2,483
Changes in operating assets and liabilities:
Accounts receivable, net	(2,271)	5,597
Contract assets	(3,057)	(1,285)
Other current assets	(1,034)	(1,769)
Other long-term assets	99	(959)
Accounts payable	(3,039)	(4,931)
Contract liabilities	(2,535)	2,497
Other accrued expenses	(5,965)	4,097
Operating lease liabilities	(2,348)	(1,255)
Other long-term liabilities	—	(8)
Net cash used in operating activities	(49,584)	(43,504)
Cash flows from investing activities
Purchases of short-term investments	(52,571)	(81,118)
Maturities of short-term investments	57,572	—
Purchase of property and equipment	(13,422)	(12,507)
Proceeds from sale of a business, net of cash	—	238,948
Net cash (used in) provided by investing activities	(8,421)	145,323
Cash flows from financing activities
Proceeds from securities purchase agreements, net	65,402	37,297
Payments on long-term debt	—	(105,742)
Payments on long-term debt closing fees	—	(9,091)
Proceeds from exercise of stock options	4,499	870
Proceeds from employee stock purchase plan	336	443
Net cash provided by (used in) financing activities	70,237	(76,223)
Effect of foreign currency translation on cash, cash equivalents and restricted cash	1,754	(8,588)
Net increase in cash, cash equivalents and restricted cash	13,986	17,008
Cash, cash equivalents and restricted cash
Beginning balance	25,392	19,684
Ending balance	$39,378	$36,692
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$6,919
Income taxes paid	$1,219	$—
Non-cash operating, investing and financing activities
Property and equipment purchased but not yet paid	$4,073	$2,264
Right-of-use assets obtained in exchange for lease liabilities	$1,187	$1,136

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.
Nature of Business

Spire Global, Inc. (“Spire” or the “Company”), founded in August 2012, is a global provider of space-based data and analytics that offers its customers unique datasets and insights about Earth from the ultimate vantage point. The Company collects this space-based data through its proprietary constellation of multi-purpose nanosatellites. The Company designs, manufactures, integrates, and operates its own satellites and ground stations to deliver unique end-to-end comprehensive solutions.

The Company is headquartered in Vienna, Virginia, and has wholly owned operating subsidiaries in the United States (“U.S.”), United Kingdom, Luxembourg, Singapore, Germany, and Canada.

On August 16, 2021, Spire Global Subsidiary, Inc. (formerly known as Spire Global, Inc.) (“Legacy Spire”) closed its previously announced merger with NavSight Holdings, Inc. (“NavSight”), a special purpose acquisition company. As a result, Legacy Spire continued as the surviving corporation and a wholly owned subsidiary of NavSight (the “Merger,” and such consummation, the “Closing”). NavSight then changed its name to Spire Global, Inc. and Legacy Spire changed its name to Spire Global Subsidiary, Inc.

On April 25, 2025, the Company completed the sale of its maritime business to Kpler Holding SA for approximately $238.9 million (the “Maritime Transaction”). The sale did not include any portion of its satellite network or operations. As part of the transaction, a portion of the proceeds was used to settle a prior dispute with L3Harris Technologies, Inc. (“L3Harris”) pursuant to a settlement agreement providing for the full and complete resolution and release of all disputes asserted in connection with the Amended and Restated L3Harris Agreement dated January 21, 2020 (the “A&R L3Harris Agreement”) between exactEarth Ltd. (“exactEarth”) and L3Harris Technologies, Inc. (“L3Harris”), and to repay all outstanding obligations under the Company's financing agreements, including the Blue Torch Finance LLC (“Blue Torch”) and Strategic Innovation Fund (“SIF”) loan facilities.

2.
Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements and accompanying notes are unaudited and have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements include the accounts of Spire Global, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations applicable to interim financial reporting. The unaudited condensed consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and cash flows for the periods indicated. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements included within the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

Results of operations for the three and six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2026.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revision of Previously Issued Financial Statements

As previously disclosed in Note 2 to the consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025, the Company identified immaterial revisions to previously issued financial statements for the three months ended March 31, 2025.

The revision related to the understatement of general and administrative expenses in the three months ended March 31, 2025. Specifically, legal expenses of $1.8 million related to the Maritime Transaction were incurred during the first quarter of 2025 but were not accrued as a component of other accrued expenses in current liabilities.

Additionally, there was an understatement of stock-based compensation expense affecting cost of revenue, research and development, and sales and marketing expenses. In connection with the Maritime Transaction, the Company failed to record a portion of accelerated stock-based compensation for the three months ended March 31, 2025 resulting in an aggregate understatement of $1.0 million.

These errors had no impact on the condensed consolidated statements of changes in stockholders’ equity or statements of comprehensive loss for the three months ended March 31, 2025, other than the impact to net loss for the period. The errors also had no impact on total cash flows from operating, investing, or financing activities for the period.

The tables below provide information about the adjustments as of and for the three months ended March 31, 2025.

	March 31, 2025
Unaudited Condensed Consolidated Balance Sheet	As Previously Reported	Adjustments	Revised
Other accrued expenses	$21,985	$1,840	$23,825
Total current liabilities	$161,730	$1,840	$163,570
Total liabilities	$203,291	$1,840	$205,131
Additional paid-in capital	$576,758	$1,559	$578,317
Accumulated deficit	$(558,761)	$(3,399)	$(562,160)
Total stockholders’ equity	$5,555	$(1,840)	$3,715
Total liabilities and stockholders’ equity	$208,846	$—	$208,846

	Three Months Ended March 31, 2025
Unaudited Condensed Consolidated Statements of Operations	As Previously Reported	Adjustments	Revised
Cost of revenue	$15,092	$72	$15,164
Gross profit	$8,784	$(72)	$8,712
Research and development	$8,509	$150	$8,659
Sales and marketing	$4,735	$796	$5,531
General and administrative	$15,810	$1,840	$17,650
Total operating expenses	$34,214	$2,786	$37,000
Loss from operations	$(25,430)	$(2,858)	$(28,288)
Loss before income taxes	$(20,663)	$(2,858)	$(23,521)
Net loss	$(20,657)	$(2,858)	$(23,515)
Loss per share:
Basic	$(0.77)	$(0.11)	$(0.88)
Diluted	$(0.77)	$(0.11)	$(0.88)

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Reclassifications

Certain prior year periods amounts have been reclassified to conform with the current year period’s presentation. These reclassifications had no impact on previously reported net loss.

Liquidity Risks and Uncertainties

The Company has a history of operating losses and negative cash flows from operations since inception. During the six months ended June 30, 2026, the Company used $49.6 million in cash for operating activities. In April 2026, the Company closed the 2026 Private Placement (as defined in Note 11). The aggregate net proceeds for the 2026 Private Placement were approximately $65.4 million. These proceeds enhanced the Company’s cash position and are expected to support its liquidity needs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management’s significant estimates include assumptions for revenue recognition, which requires estimates of total costs used in measuring the progress of completion for the cost-based input method; allowance for current expected credit losses; realizability of deferred income tax assets; fair value of equity awards and warrant liabilities; the useful lives of property and equipment; and the Company's incremental borrowing rate used in accounting for operating leases. Actual results could differ from those estimates.

Cash, Cash Equivalents, Marketable Securities, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash included in other long-term assets, including restricted cash in the condensed consolidated balance sheets, represents amounts pledged as guarantees or collateral for financing arrangements and lease agreements, as contractually required.

Marketable debt securities are classified as available-for-sale and as short-term or long-term based on contractual maturity. Unrealized gains and losses on marketable debt securities are recognized in accumulated other comprehensive loss, and interest is included in interest income in the condensed consolidated statements of operations.

The following table shows components of cash, cash equivalents, and restricted cash reported on the condensed consolidated balance sheets and in the condensed consolidated statements of cash flows as of the dates indicated:

	June 30,	December 31,
	2026	2025
Cash and cash equivalents	$38,814	$24,813
Restricted cash included in other long-term assets	564	579
	$39,378	$25,392

Concentration Risk

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and restricted cash, marketable securities, notes receivable, and accounts receivable. The Company has not experienced any losses on such accounts, and management believes that the Company’s risk of loss is remote.

The Company typically has cash accounts in excess of Federal Deposit Insurance Corporation insurance coverage limits. Additionally, the Company invests in highly rated, investment-grade securities with the objective of minimizing the principal

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

loss and limiting credit exposure to any single issuer. The Company’s investment policy requires securities to be investment grade and limits the amount of credit exposure to any one issuer.

Substantially all of the Company’s marketable securities and certain cash equivalents, totaling $75.5 million and $65.1 million as of June 30, 2026 and December 31, 2025, respectively, are held with a single banking institution, representing a concentration of credit risk. The maximum exposure to loss is limited to the carrying amount of cash and marketable securities. The Company monitors the financial condition of the institution and believes the risk of loss is mitigated by its financial strength and the liquidity of the investments.

Geographic Risk

The Company also operates globally, and a substantial portion of its assets are located in certain geographic regions. The allocation of the Company’s assets by region was as follows:

	June 30,	December 31,
	2026	2025
EMEA
United Kingdom	27%	33%
Germany	26%	23%
Luxembourg	17%	17%
	70%	73%
Americas
U.S.	30%	27%
	30%	27%
Total	100%	100%

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Customer Risk

The Company has a concentration of contractual revenue arrangements with various government agencies. Government agencies under common control are reported as a single customer. The following customers represented 10% or more of the Company’s total revenue and total accounts receivable for each of the following periods:

	Three Months Ended June 30,		Six Months Ended June 30,
Revenue:	2026	2025	2026	2025
Customer A (1)	22%	20%	26%	17%
Customer B	13%	10%	12%	*
Customer C	11%	*	12%	*
Customer D	16%	*	10%	*
Customer E	*	16%	*	13%

	June 30,	December 31,
Accounts Receivable:	2026	2025
Customer F	21%	*
Customer G	16%	*
Customer H	*	34%
Customer I	10%	11%

(1) Consists of multiple U.S. government agencies, of which one government agency represented greater than 10% of total revenue for each of the three and six months ended June 30, 2026. No government agency represented greater than 10% of total revenue for each of the three and six months ended June 30, 2025.

* Revenue from customer was less than 10% of total revenue during the applicable period or accounts receivable from customer were less than 10% of total accounts receivable as of the applicable period.

Vendor Risk

The Company relies on certain vendors for specific purchases. The Company believes its reliance on its vendors could be shifted over a period of time to alternative vendors should such a change be necessary. If the Company were unable to obtain alternative vendors due to factors beyond its control, its operations could be disrupted until alternative vendors were secured. The Company had one vendor from whom purchases of equipment, components and services individually represented 10% or more of the Company’s total purchases for the three months ended June 30, 2026. No individual vendor accounted for more than 10% of total purchases for the six months ended June 30, 2026. The Company had three vendors from whom purchases of equipment, components and services individually represented 10% or more of the Company’s total purchases for the three months ended June 30, 2025. No individual vendor accounted for more than 10% of total purchases for the six months ended June 30, 2025.

The Company is also dependent on third parties to launch its satellites into space. Any launch delay, malfunction, or failure could adversely impact revenue and the Company's ability to satisfy minimum service level agreements until replacement satellites are available. The Company also incorporates technology and terrestrial data sets from third parties into its platform, and its inability to maintain rights and access to such technology and data sets would materially harm its business and results of operations.

Accounting Pronouncements Recently Adopted

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets to simplify how entities estimate expected credit losses on current accounts receivable and current contract assets. The ASU

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

provides a practical expedient for all entities to assume that current economic conditions will not change for the remaining life of these assets when forecasting credit losses. The guidance is effective for annual and interim reporting periods within fiscal years beginning after December 15, 2025. The Company adopted the standard in the first quarter of 2026. The adoption of the ASU did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses, which includes purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is currently assessing the guidance, noting the adoption impacts disclosures only.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software by removing prescriptive development stages and clarifying the capitalization threshold. It also clarifies that capitalized internal-use software costs are subject to the disclosure requirements of Topic 360, Property, Plant, and Equipment, and are not required to follow the disclosures for other intangible assets. The guidance is effective for annual and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2025-06 will have on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. The ASU also requires enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. The guidance is effective for annual and interim reporting periods within fiscal years beginning after December 15, 2028, with early adoption permitted. The Company does not expect this ASU to have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The guidance is effective for annual and interim reporting periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

3.
Revenue, Contract Assets, Contract Liabilities and Remaining Performance Obligations

The Company recognizes revenue for certain long-term contracts using the percentage-of-completion method, measured on a cost-to-cost basis. From time to time, the Company revises its estimates of total costs for these contracts. Changes in estimated total costs for contracts using the percentage-of-completion method resulted in a reduction in revenue of $0.4 million and $0.7 million for the three and six months ended June 30, 2026, respectively.

Disaggregation of Revenue

Subscription revenue consists of recurring fees earned under customer contracts that provide ongoing access to the Company’s data products, software platforms, and the operational phase of Space Services contracts. Revenue is generally recognized ratably over the contractual service period. Non-subscription revenue consists of non-recurring services and deliverable-based arrangements, including funded research and development projects, project-based services, historical data sales, and

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

professional services. Revenue is recognized either over time or at a point in time, depending on the nature of the performance obligation.

The following shows revenue from subscription and non-subscription contracts (dollars in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Subscription revenue	$12,572	70%	$14,572	76%	$25,793	76%	$34,082	79%
Non-subscription revenue	5,476	30%	4,610	24%	8,089	24%	8,976	21%
	$18,048	100%	$19,182	100%	$33,882	100%	$43,058	100%

The following revenue disaggregated by geography was recognized (dollars in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Americas
U.S.	$8,131	45%	$10,376	54%	$16,769	50%	$22,361	52%
Canada	3,883	22%	2,177	11%	5,479	16%	3,673	9%
Other(1)	19	0%	31	0%	68	0%	130	0%
Total Americas	12,033	67%	12,584	65%	22,316	66%	26,164	61%
EMEA
United Kingdom	1,129	6%	1,831	10%	2,052	6%	5,104	12%
Belgium	1,493	8%	988	5%	3,183	9%	1,004	2%
Germany	1,567	9%	1,086	6%	3,149	9%	2,375	6%
Other(1)	1,313	7%	2,082	11%	2,250	7%	5,721	13%
Total EMEA	5,502	30%	5,987	32%	10,634	31%	14,204	33%
Asia Pacific
Other(1)	513	3%	611	3%	932	3%	2,690	6%
	513	3%	611	3%	932	3%	2,690	6%
Total	$18,048	100%	$19,182	100%	$33,882	100%	$43,058	100%

(1) Revenue from individual geographic regions that represent less than 10% of total revenue for the periods presented are not separately disclosed.

Contract Assets

Contract assets reported on the Company's condensed consolidated balance sheets were $4.6 million and $1.8 million as of June 30, 2026 and December 31, 2025, respectively.

Changes in contract assets were as follows (in thousands):

	2026	2025
Balance as of January 1,	$1,778	$785
Contract assets recorded during the period	4,161	3,048
Reclassified to accounts receivable	(1,269)	(1,539)
Other	(24)	82
Balance as of June 30,	$4,646	$2,376

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Contract Liabilities

Contract liabilities were reported on the Company's condensed consolidated balance sheets as follows (in thousands):

	June 30,	December 31,
	2026	2025
Contract liabilities, current portion	$32,625	$35,160
Contract liabilities, non-current	13,869	14,207
Contract liabilities	$46,494	$49,367

Changes in contract liabilities were as follows (in thousands):

	2026	2025
Balance as of January 1,	$49,367	$45,526
Contract liabilities recorded during the period	14,457	21,549
Revenue recognized during the period	(16,925)	(18,281)
Other	(405)	316
Balance as of June 30,	$46,494	$49,110

Remaining Performance Obligations

The Company has performance obligations associated with commitments in customer contracts for future services that have not yet been recognized as revenue. Revenue from subscription-based services is recognized over time, generally on a straight-line basis over the subscription period, while revenue from milestone-based services is recognized at the point in time when control of the deliverable transfers to the customer. Management believes this method provides a faithful depiction of the pattern in which services are delivered to customers. Management applies judgment in determining the timing of recognition. For contracts with multiple performance obligations, management allocates the transaction price to each obligation based on its relative standalone selling price. These commitments for future services exclude cancellable contracts. As of June 30, 2026, the amount not yet recognized as revenue from these commitments was $134.5 million. There were no significant changes in these judgments during the three and six months ended June 30, 2026.

The Company expects to recognize its remaining performance obligations as of June 30, 2026, over the following periods (dollars in thousands):

	June 30, 2026
1 to 12 months	$51,390	38%
13 to 24 months	41,433	31%
25 to 36 months	27,005	20%
37 to 48 months	11,022	8%
Remaining	3,617	3%
Total	$134,467	100%

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

4.
Other Balance Sheet Components

Other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2026	2025
Technology and other prepaid contracts	$1,123	$1,618
Other receivables	4,442	2,554
Prepaid insurance	181	872
Deferred contract costs	131	121
Other	1,214	871
Other current assets	$7,091	$6,036

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2026	2025
Satellites in-service	$40,013	$29,009
Internally developed software	2,839	2,377
Ground stations in-service	5,348	5,372
Leasehold improvements	6,964	6,077
Machinery and equipment	9,143	7,841
Computer equipment	1,512	1,411
Computer software and website development	99	99
Furniture and fixtures	1,619	1,542
	67,537	53,728
Less: Accumulated depreciation and amortization	(29,674)	(24,290)
	37,863	29,438
Satellite, launch, and ground station work in progress	27,892	30,692
Finished satellites not yet placed in-service	19,305	20,676
Property and equipment, net	$85,060	$80,806

Depreciation and amortization expense related to property and equipment was $3.7 million and $6.3 million for the three and six months ended June 30, 2026, respectively. Depreciation and amortization expense related to property and equipment was $2.2 million and $6.2 million for the three and six months ended June 30, 2025, respectively. The Company recorded $0.5 million and $1.4 million of losses on decommissioned satellites and other assets write-offs for the three and six months ended June 30, 2026, respectively. The Company recorded $1.1 million and $6.3 million of losses on decommissioned satellites and other assets write-offs for the three and six months ended June 30, 2025, respectively. These losses are recorded in a separate line item within operating expenses on the condensed consolidated statement of operations. The loss for the three months ended June 30, 2026 was primarily due to the Company’s decision to stop supporting one underperforming satellite and the deorbiting of one satellite. The loss for the six months ended June 30, 2026 was primarily due to the deorbiting of two satellites and the Company’s decision to stop supporting one underperforming satellite. The loss for the three months ended June 30, 2025 was primarily due to the deorbiting of three satellites. The loss for the six months ended June 30, 2025 was primarily due to the Company’s decision to stop supporting three underperforming satellites and the deorbiting of three satellites. These satellites were written off at their net book value as no recoverable value was expected upon disposal.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other accrued expenses consisted of the following (in thousands):

	June 30,	December 31,
	2026	2025
Operating lease liabilities, current	$2,897	$4,642
Professional services	2,022	4,394
Accrued operating costs	693	967
Accrued wages and benefits	3,867	4,556
Software	862	791
Corporate and sales tax	268	1,281
Termination fees	—	3,335
Other	3,039	2,300
Other accrued expenses	$13,648	$22,266

Accumulated other comprehensive loss consisted of the following (in thousands):

	Six Months Ended June 30, 2026
	Foreign Currency Translation Adjustments, Net of Tax	Net Unrealized Loss on Investments, Net of Tax	Total
Beginning balance	$(5,467)	$32	$(5,435)
Other comprehensive loss before reclassifications	(154)	(71)	(225)
Ending balance	$(5,621)	$(39)	$(5,660)

	Six Months Ended June 30, 2025
	Foreign Currency Translation Adjustments, Net of Tax	Net Unrealized Loss on Investments, Net of Tax	Total
Beginning balance	$(9,770)	$—	$(9,770)
Other comprehensive income (loss) before reclassifications	4,770	(3)	4,767
Ending balance	$(5,000)	$(3)	$(5,003)

The components of accumulated other comprehensive loss, which are included in stockholders' equity, consist of foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities.

5.
Goodwill and Intangible Assets

The following table summarizes changes in goodwill balance (in thousands):

Balance at December 31, 2025	$15,450
Impact of foreign currency translation	(570)
Balance at June 30, 2026	$14,880

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Intangible assets consisted of the following (in thousands):

	June 30, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$12,391	$(4,732)	$7,659
Trade names	2,100	(1,925)	175
Patents	393	(377)	16
FCC licenses(1)	480	(330)	150
	$15,364	$(7,364)	$8,000

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$12,867	$(4,378)	$8,489
Trade names	2,181	(1,781)	400
Patents	393	(369)	24
FCC licenses(1)	480	(314)	166
	$15,921	$(6,842)	$9,079

(1) The Company’s Federal Communications Commission (“FCC”) licenses are recognized as finite-lived intangible assets and are amortized over their estimated useful lives. The licenses are subject to annual renewal upon expiration and require approval by the FCC. The Company intends to renew these licenses, and the expected future cash flows associated with the licenses assume renewal upon expiration. Management does not believe that renewal uncertainty will materially limit the Company’s ability to generate cash flows from its satellite and ground station operations.

As of June 30, 2026, the weighted-average amortization period for remaining developed technology was 7.4 years, for trade names was 0.4 years, and for patents and FCC licenses was 4.7 years. Amortization expense related to intangible assets was $0.4 million and $0.8 million for the three and six months ended June 30, 2026, respectively, and $0.4 million and $0.8 million for the three and six months ended June 30, 2025, respectively.

As of June 30, 2026, the expected future amortization expense of intangible assets is as follows (in thousands):

Year ending December 31,	Future Amortization Expense
Remainder of 2026	$714
2027	1,072
2028	1,067
2029	1,065
2030	1,062
Thereafter	3,020
$8,000

6.
Maritime Transaction

On April 25, 2025, the Company completed the sale of its maritime business to Kpler Holding SA, a Belgian corporation (“Buyer”), for approximately $238.9 million. The Company recognized a gain of $154.3 million on the sale. The maritime business generated income before income taxes of approximately $3.2 million for the three months ended March 31, 2025.

Termination of Financing Agreements

Blue Torch Credit Agreement

The Company used a portion of the proceeds from the Maritime Transaction to pay in full all outstanding obligations under the Blue Torch Financing Agreement (as defined below), which was terminated in connection with the payment. The total amount

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

paid to Blue Torch, including outstanding principal, exit fees, termination penalties, applicable premiums, and accrued interest was approximately $108.6 million.

On June 13, 2022, the Company, as borrower, and Spire Global Subsidiary, Inc. and Austin Satellite Design, LLC, as guarantors, entered into a financing agreement (the “Blue Torch Financing Agreement”) with Blue Torch Finance LLC, a Delaware limited liability company (“Blue Torch”), as administrative agent and collateral agent, and certain lenders (the “Lenders”). The Blue Torch Financing Agreement provided for, among other things, a term loan facility in an aggregate principal amount of up to $120.0 million (the “Blue Torch Credit Facility”).

The $120.0 million term loan was available and drawn at closing, of which $19.7 million was placed in an escrow account by Blue Torch with such amount released upon the Company achieving certain metrics related to annualized recurring revenue and a total annualized recurring revenue leverage ratio. These metrics were achieved and the $19.7 million was released from the escrow account and delivered to the Company in February 2023. The term loan accrued interest at a floating rate based, at the Company’s election, on either a reference rate or a 3-month Term Secured Overnight Financing Rate (“SOFR”) (subject to a 1.0% floor), plus an interest rate margin of 7.0% for reference rate borrowings and 8.0% for 3-month Term SOFR borrowings, plus an incremental Term SOFR margin of 0.26161%. The Company elected the Term SOFR rate. Principal on the term loan was only payable at maturity and interest on the term loan was due and payable quarterly for Term SOFR borrowings.

The Company recorded interest expense, including amortization of deferred issuance costs from long-term debt, of $1.7 million and $7.4 million for the three and six months ended June 30, 2025, respectively.

Government Loan

The Company assumed an interest free loan agreement with the SIF upon the Acquisition which was recorded at an amount equal to the proceeds received. Any amount outstanding under this loan would have been repayable in 15 annual payments beginning February 28, 2026, and would have had a stated interest rate of zero. On April 25, 2025, the Company used a portion of the proceeds from the Maritime Transaction to repay all obligations under the SIF loan agreement.

7.
Leases

Approximately 91% of the Company’s ROU assets and lease liabilities relate to office facilities leases, with the remaining amounts representing primarily ground station leases. The leases have various expiration dates through 2031. Certain of the Company’s lease agreements include escalating lease payments.

Operating lease expenses were $1.0 million and $2.1 million for the three and six months ended June 30, 2026, respectively, and $1.0 million and $2.0 million for the three and six months ended June 30, 2025, respectively. Aggregate variable lease expenses and short-term lease expenses were $0.5 million and $1.0 million for the three and six months ended June 30, 2026, respectively, and $0.4 million and $0.7 million for the three and six months ended June 30, 2025, respectively.

The following table provides the required information regarding the Company’s leases for which the Company is the lessee (dollars in thousands):

	June 30,	December 31,
	2026	2025
Assets
ROU assets	$7,958	$10,798
Liabilities
Current	$2,897	$4,642
Non-current	6,795	8,755
Total lease liabilities	$9,692	$13,397
Weighted-average remaining lease term (years)	4.2	4.5
Weighted-average discount rate	11%	10%

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of June 30, 2026, the maturity of operating lease liabilities are as follows (in thousands):

Year ending December 31,
Remainder of 2026	2,093
2027	3,008
2028	2,218
2029	1,950
2030	1,739
Thereafter	952
Total lease payments	11,960
Less: Interest on lease payments	(2,268)
Present value of lease liabilities	$9,692

The lease obligations are secured by the underlying leased assets and, in the event of default, the lessor’s claim is limited to those assets. Operating cash payments included in the measurement of operating lease liabilities were $1.0 million and $2.3 million for the three and six months ended June 30, 2026, respectively, and $0.7 million and $1.3 million for the three and six months ended June 30, 2025, respectively, all of which were included in net cash used in operating activities in the condensed consolidated statements of cash flows. Amortization of ROU assets was $0.7 million and $1.5 million for the three and six months ended June 30, 2026, respectively, and $0.8 million and $1.5 million for the three and six months ended June 30, 2025, respectively.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

8.
Fair Value Measurement

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the Company’s fair value hierarchy for its financial instruments that are measured at fair value on a recurring basis (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents:
Money market funds	$10,639	$—	$—	$10,639
Commercial paper	$—	$11,991	$—	$11,991
	$10,639	$11,991	$—	$22,630
Marketable securities:
Commercial paper	$—	$35,466	$—	$35,466
U.S. treasury bills and bonds	17,392	—	—	17,392
	$17,392	$35,466	$—	$52,858
Liabilities:
Long-term liabilities:
Credit Agreement Warrants	$—	$383	$—	$383
	$—	$383	$—	$383

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents:
Money market funds	$6,360	$—	$—	$6,360
	$6,360	$—	$—	$6,360
Marketable securities:
Commercial paper	$—	$44,543	$—	$44,543
U.S. treasury bills and bonds	12,426	—	—	12,426
	$12,426	$44,543	$—	$56,969
Liabilities:
Long-term liabilities:
Credit Agreement Warrants	$—	$106	$—	$106
	$—	$106	$—	$106

The Company recognizes transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that cause the transfer. There were no transfers between levels during the periods presented.

Cash and Cash Equivalents and Marketable Securities

The Company’s marketable securities consist of debt securities that are classified as available-for-sale and are reported at fair value in the condensed consolidated balance sheets. Unrealized gains and losses on these securities, which arise from changes in fair value, are recorded in accumulated other comprehensive loss, net of applicable income taxes.

The Company values its Level 1 assets, consisting of money market funds and U.S. treasury bills and bonds, using quoted prices in active markets for identical instruments.

Financial assets whose fair values are measured on a recurring basis using Level 2 inputs consist of commercial paper. The Company measures the fair values of these assets with the help of a pricing service that either provides quoted market prices in

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

active markets for identical or similar securities or uses observable inputs for their pricing without applying significant adjustments.

The following tables summarize the Company’s cash, cash equivalents, and marketable securities by significant category (in thousands):

	June 30, 2026
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:
Cash	$16,184	$—	$—	$16,184
Cash equivalents:
Money market funds	10,639	—	—	10,639
Commercial paper	11,991	—	—	11,991
	$38,814	$—	$—	$38,814
Marketable Securities:
Commercial paper	$35,498	$1	$(33)	$35,466
U.S. treasury bills and bonds	17,402	—	(10)	17,392
	$52,900	$1	$(43)	$52,858

	December 31, 2025
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:
Cash	$18,453	$—	$—	$18,453
Cash equivalents:
Money market funds	6,360	—	—	6,360
U.S. treasury bills and bonds	—	—	—	—
	$24,813	$—	$—	$24,813
Marketable Securities:
Commercial paper	$44,514	$29	$—	$44,543
U.S. treasury bills and bonds	12,423	3	—	12,426
	$56,937	$32	$—	$56,969

The following table represents amortized cost and estimated fair value of marketable securities, by contractual maturity (in thousands):

	June 30, 2026
	Amortized Cost	Fair Value
Due in one year or less	$52,900	$52,858

The Company did not record any impairment charges related to its available-for-sale securities during the three and six months ended June 30, 2026 and 2025. The Company has concluded that no allowance for credit losses is necessary for these unrealized losses based on the credit quality of the securities and the liquidity and maturity considerations.

Credit Agreement Warrants

On June 13, 2022, in connection with the Blue Torch Financing Agreement, the Company issued warrants to Blue Torch, which were exercisable for an aggregate of 437,024 shares of the Company’s Class A common stock with a per share exercise price of $16.08 (the “2022 Blue Torch Warrants”). In addition, in connection with the closing of the financing, the Company paid

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Urgent Capital LLC, a Delaware limited liability company, $0.6 million in cash and issued warrants to purchase 24,834 shares of the Company’s Class A common stock with a per share exercise price of $16.08 (the “Urgent Warrants”).

On September 27, 2023, in connection with the Waiver and Amendment No. 2 to Financing Agreement, which amended the Blue Torch Financing Agreement, the Company and certain affiliates of Blue Torch amended and restated the 2022 Blue Torch Warrants to reduce the per share exercise price from $16.08 to $5.44; the exercise price of the Urgent Warrants remained unchanged at $16.08. The Company also concurrently issued new warrants to certain Blue Torch affiliates that were exercisable for an additional 597,082 shares of the Company’s Class A common stock at a per share exercise price of $5.44 (the “2023 Blue Torch Warrants” and together with the 2022 Blue Torch Warrants and the Urgent Warrants, the “Credit Agreement Warrants”).

On May 30, 2025, Blue Torch exercised 825,623 warrants to purchase shares of the Company’s Class A common stock on a cashless basis, in accordance with the applicable warrant agreement. Based on the exercise price of $5.44 and the Company’s Class A common stock price of $10.66 on the date of exercise, the Company issued 404,286 shares of Class A common stock.

On June 11, 2025, Blue Torch exercised its remaining 208,483 warrants, excluding the Urgent Warrants, also on a cashless basis. Using the exercise price of $5.44 and the Company’s Class A common stock price of $11.83 on the date of exercise, the Company issued 112,611 shares of Class A common stock. No cash was received in connection with either exercise. As of June 30, 2026, Urgent Warrants representing the right to purchase 24,834 shares of the Company’s Class A common stock remained outstanding and exercisable.

The Company evaluated the Credit Agreement Warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. As a result, the Credit Agreement Warrants are classified as liabilities and recorded at fair value on the consolidated balance sheets. The fair value of the Credit Agreement Warrants is estimated using the Black-Scholes model with inputs that include the Company’s Class A common stock price in an actively traded market, making this fair value classified as a Level 2 financial instrument. The other significant assumptions used in the model are the exercise price, expected term, volatility, interest rate, and expected dividend yield. The Credit Agreement Warrants may be exercised on a cashless basis, allowing the holder to receive shares instead of paying cash. The holder of the Urgent Warrants controls whether and when to exercise the Urgent Warrants, and chooses the method of settlement as permitted under the Urgent Warrant agreements; the Company is obligated to issue shares if the Urgent Warrants are exercised in accordance with these terms.

The Company recognized losses of $0.2 million and $0.3 million in the condensed consolidated statement of operations for changes in the fair value of the Credit Agreement Warrants during the three and six months ended June 30, 2026, respectively, and a loss of $2.8 million and a gain of $3.0 million during the three and six months ended June 30, 2025, respectively.

The table below quantifies the significant inputs used for the Credit Agreement Warrants:

	June 30,	December 31,
	2026	2025
Fair value of the Company’s Class A common stock	$18.60	$7.50
Exercise price	$16.08	$16.08
Risk-free interest rate	4.19%	3.94%
Expected volatility factor	102.5%	75.0%
Expected dividend yield	—%	—%
Remaining contractual term (in years)	6.0	6.5

Securities Purchase Agreement Warrants

On March 12, 2025, the Company entered into a Securities Purchase Agreement (the “2025 Securities Purchase Agreement”) with the purchasers named therein for the private placement (the “2025 Private Placement”) of (i) 4,843,750 shares of Class A common stock at a purchase price of $8.00 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 156,250 shares of Class A common stock at a purchase price of $7.9999 per Pre-Funded Warrant. The Pre-Funded Warrants had an exercise price of $0.0001 per share of Class A common stock, were exercisable immediately and remained outstanding until fully exercised. The Pre-Funded Warrants were initially recorded at fair value on the issuance date, which equaled the proceeds received on March 14, 2025. The Pre-Funded Warrants were classified as liabilities because they contained provisions that

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

could require cash settlement under certain circumstances and, accordingly, were not considered indexed to the Company’s own stock. As liability classified instruments, the Pre-Funded Warrants were measured at fair value at each reporting date, with changes in fair value recognized in the condensed consolidated statements of operations.

On June 10, 2025, all 156,250 Pre-Funded Warrants were exercised on a cashless basis, in accordance with the Pre-Funded Warrant agreement. As a result, the Company issued 156,249 shares of Class A common stock, reflecting the $0.0001 per share exercise price.

9.
Commitments and Contingencies

At times, the Company is party to various claims and legal actions arising in the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters, based on an assessment of the current facts and circumstances, will not have a material adverse effect on the Company’s business, results of operations, financial condition or cash flows; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on the Company’s consolidated financial statements in any period.

L3Harris Commitment

In conjunction with the Acquisition, the Company acquired the agreement (the “L3Harris Agreement”) with L3Harris to receive satellite automatic identification system (“S-AIS”) data from the L3Harris AppStar payloads on-board Iridium NEXT Constellation, Iridium’s Real-Time, Second-Generation satellite constellation with 58 AppStar payloads. Under the A&R L3Harris Agreement, the Company incurred a fixed fee of $0.4 million per month. The A&R L3Harris Agreement expires on August 7, 2031.

Under the A&R L3Harris Agreement, the Company was required to pay a 30% share of S-AIS data revenue for the portion of exactEarth annual S-AIS data revenue which was in excess of $16.0 million. No revenue share was owed to L3Harris under the A&R L3Harris Agreement, with respect to AIS Analytics sales, for each of the three and six months ended June 30, 2026 and 2025. The Company recognized $0.4 million and $1.6 million in cost of revenue in the condensed consolidated statements of operations for costs incurred to acquire exclusive access rights to data generated from satellites for the three and six months ended June 30, 2026 and 2025, respectively.

In connection with the closing of the Maritime Transaction, on April 25, 2025, the Company and L3Harris entered into the Settlement Agreement, pursuant to which, upon the closing of the Maritime Transaction, Buyer paid L3Harris $17.0 million for full and complete resolution and release of all disputes asserted in connection with the A&R L3Harris Agreement between exactEarth and L3Harris. The Company and Buyer further agreed that the Company would contribute $7.0 million toward the Settlement in the form of a reduction to the cash paid by Buyer to the Company at the closing of the Maritime Transaction.

Litigation

In July 2025, the Company received a subpoena from the SEC seeking records relating to, among other matters, (i) the restatement of its consolidated financial statements as of and for the years ended December 31, 2023 and 2022, the unaudited condensed consolidated financial information as of the quarter ends and for the interim periods in the years ended December 31, 2023 and 2022, and the unaudited condensed consolidated financial statements as of and for the quarter ended March 31, 2024; (ii) its historical accounting policies and practices; (iii) its internal control over financial reporting, disclosure controls and procedures, and material weaknesses therein; and (iv) the premature filing of its Annual Report on Form 10-K for the year ended December 31, 2024. The Company is cooperating with the SEC’s investigation; however, it cannot predict the ultimate outcome or timing of the investigation. Legal costs related to this matter are expensed as incurred.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Space Services Customer Dispute

On September 20, 2024, NorthStar Earth & Space, Inc., a Space Services customer, initiated arbitration before the Court of International Arbitration of the International Chamber of Commerce (“ICC”) against Legacy Spire, seeking approximately $15.0 million in damages for alleged breaches of a Space Services contract entered into on March 1, 2022, to build a constellation of satellites focused on space-situational awareness and debris monitoring. On October 30, 2024, Legacy Spire denied all claims and asserted a counterclaim seeking approximately $5.0 million in damages.

Separately, on October 22, 2024, Legacy Spire filed a motion for summary judgment in the Supreme Court of the State of New York, New York County, seeking to enforce the customer’s payment obligations under a promissory note, which became due on October 20, 2024, issued in connection with the Space Services contract. Legacy Spire sought payment of approximately $5.1 million, consisting of $4.5 million in principal, $0.6 million in interest, along with 14% interest per annum. The customer subsequently removed the action to the U.S. District Court for the Southern District of New York, and filed a motion to compel arbitration of the claim and stay the case pending the outcome of the arbitration. On February 24, 2025, the court granted the customer’s motion, compelling arbitration of all disputes arising from the note and staying the court proceedings pending the outcome of the arbitration.

On February 24, 2025, the customer filed a Revised Request for Arbitration, seeking damages in the sum of $45.9 million, alleging additional breach of contract, willful misconduct and fraudulent misrepresentation claims against the Company, which the Company denies in full.

In January 2026, the arbitral tribunal held an evidentiary hearing, the outcome of which remains pending. The Company believes that it has strong factual and legal defenses to NorthStar’s claims and that the damages by NorthStar are speculative, without evidentiary support, and contrary to the terms of the Space Services contract.

On July 31, 2026, the arbitral tribunal issued a Final Award in the amount of approximately $12.4 million in favor of the Company. The Company is evaluating the Final Award and its implications. Among other things, the tribunal dismissed all of NorthStar’s claims, including its claims that the Framework Agreement was induced by fraudulent misrepresentation and that Legacy Spire breached the Space Services contract, granted Legacy Spire’s counterclaim on the promissory note, and granted Legacy Spire’s counterclaims for costs incurred as a result of the interlocutory injunction and for costs of the arbitration. The Final Award is final and binding on the parties under the arbitration agreement and the rules under which the arbitration was conducted. The total payment of approximately $12.4 million owed by NorthStar is immediately due and payable. At this time, the Company cannot predict the timing or amount of any recovery or other impacts of the Final Award.

10.
Stock-Based Compensation

The Company has outstanding equity awards issued under its 2021 Equity Incentive Plan (the “2021 Plan”) and the 2021 Employee Stock Purchase Plan (the “2021 ESPP”). The number of shares available for issuance under the 2021 Plan is increased on the first day of each year in an amount equal to the lesser of (i) 2,994,000 shares of Class A common stock, (ii) a number of shares of Class A common stock equal to 5% of the total number of shares of all of Class A common stock outstanding as of the last day of the immediately preceding year, or (iii) such number of shares of Class A common stock as the Company’s board of directors or its designated committee may determine no later than the last day of the immediately preceding year.

The 2021 Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards to employees, directors, or consultants. Stock options granted under the 2021 Plan generally vest over a four-year period and have a maximum contractual term of 10 years. Under the 2021 ESPP, the Company can make shares of its Class A common stock available for purchase by employees at a purchase price equal to 85% of the lower of (i) the fair market value of Class A common stock on the first trading day of the offering period or (ii) the fair market value of Class A common stock on the exercise date.

As of June 30, 2026, 1,229,802 and 1,032,296 shares of Class A common stock were available for issuance under the 2021 Plan and 2021 ESPP, respectively.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table summarizes stock option activity under the Company’s equity compensation plans (dollars in thousands, except for per share amounts):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding as of December 31, 2025	1,605,798	$17.82	4.0
Granted	9,062	$24.10
Exercised	(324,130)	$14.72
Forfeited, canceled, or expired	(12,085)	$36.09
Options outstanding as of June 30, 2026	1,278,645
Vested and expected to vest at June 30, 2026	1,278,645	$18.48	3.8	$3,732
Exercisable at June 30, 2026	1,269,583	$18.44	3.8	$3,732

The aggregate intrinsic value of options exercised was $1.8 million and $1.8 million during the three and six months ended June 30, 2026, respectively, and $0.2 million and $0.5 million during the three and six months ended June 30, 2025, respectively. The cash proceeds from the options exercised were $4.8 million and $4.8 million during the three and six months ended June 30, 2026, respectively, and $0.2 million and $0.9 million during the three and six months ended June 30, 2025, respectively. The aggregate grant date fair value of options vested was $0.1 million and $0.1 million during the three and six months ended June 30, 2026, respectively, and $0.2 million and $0.4 million during the three and six months ended June 30, 2025, respectively.

The following table summarizes restricted stock unit (“RSU”) activity under the 2021 Plan:

	Number of RSUs	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2025	2,622,092	$10.19
RSUs granted	1,320,856
RSUs and PSUs vested	(639,961)
RSUs forfeited	(268,981)
Outstanding as of June 30, 2026	3,034,006	$10.76

For RSUs with service-based vesting conditions, the fair value is calculated based upon the Company’s closing stock price on the date of grant, and the stock-based compensation expense is recognized over the applicable grant vesting term, generally three to four years. For performance stock units (“PSUs”), the fair value is determined based upon the Company’s closing stock price on the date of grant, and compensation expense is recognized over the applicable performance period when achievement of the performance condition is considered probable. The fair value of PSUs is calculated based on the Company’s closing stock price on the grant date. Stock-based compensation expense is recognized over the applicable vesting period based on the number of units expected to vest. The aggregate fair value of RSUs and PSUs vested was $2.1 million and $7.2 million during the three and six months ended June 30, 2026, respectively, and $5.2 million and $8.9 million during the three and six months ended June 30, 2025, respectively.

In connection with the Maritime Transaction, certain affected employees had 197,604 outstanding options and RSUs accelerated. This acceleration resulted in incremental stock-based compensation expense of $1.2 million for the three months ended March 31, 2025. The accelerated options and RSUs retained their original grant terms.

As of June 30, 2026, there was $27.8 million of total unrecognized compensation expense related to options, RSUs, and PSUs expected to be recognized over a weighted average period of 2.78 years.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table summarizes the components of total stock-based compensation expense based on roles and responsibilities of the employees within the condensed consolidated statements of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Cost of revenue	$138	$79	$254	$192
Research and development	588	$837	1,856	$1,662
Sales and marketing	409	$490	730	$1,968
General and administrative	1,908	$4,816	4,166	$7,305
	$3,043	$6,222	$7,006	$11,127

11.
Equity Transactions

On March 12, 2025, the Company entered into the 2025 Securities Purchase Agreement with the purchasers named therein for the 2025 Private Placement of (i) 4,843,750 shares of Class A common stock at a purchase price of $8.00 per share and (ii) Pre-Funded Warrants to purchase 156,250 shares of Class A common stock at a purchase price of $7.9999 per Pre-Funded Warrant. The Pre-Funded Warrants had an exercise price of $0.0001 per share of Class A common stock, were exercisable immediately, and remained outstanding until fully exercised. The aggregate net proceeds from the 2025 Private Placement were $37.3 million, after deducting offering expenses. During 2025, all Pre-Funded Warrants were exercised on a cashless basis.

On April 8, 2026, the Company entered into a securities purchase agreement (the “2026 Purchase Agreement”) with the purchasers named therein for the private placement (the “2026 Private Placement”) of 5,000,000 shares of the Company’s Class A common stock at a purchase price of $14.00 per share. The aggregate net proceeds from the 2026 Private Placement were approximately $65.4 million, and the 2026 Private Placement closed on April 10, 2026.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

12.
Net (Loss) Income per Share

The Company has two classes of common stock, Class A and Class B. Class B common stock has no economic rights, and therefore, has been excluded from the computation of basic and diluted net loss per share. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would reduce net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

The following table sets forth the computation of basic and diluted net (loss) income per share (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075
Income allocated to participating Securities Purchase Agreement Warrants	—	(430)	—	(239)
Basic net income (loss) attributable to common stockholders	(19,969)	119,160	(45,812)	95,836
Removal of mark-to-market adjustment for 2022 Blue Torch Warrants	—	—	—	(1,472)
Removal of mark-to-market adjustment for 2023 Blue Torch Warrants	—	85	—	(2,136)
Adjustment to income allocated to participating Securities Purchase Agreement Warrants	—	9	—	11
Dilutive net income (loss) attributable to common stockholders	$(19,969)	$119,254	$(45,812)	$92,239
Denominator:
Weighted-average Class A common stock outstanding - basic	38,295,060	31,398,176	35,796,237	29,105,374
Effect of dilutive securities:
Stock Options	—	99,734	—	130,663
RSUs	—	552,466	—	740,111
2022 Blue Torch Warrants	—	—	—	196,678
2023 Blue Torch Warrants	—	43,270	—	268,710
Weighted-average Class A common stock outstanding - diluted	38,295,060	32,093,646	35,796,237	30,441,536
Class A common stock:
Net (loss) income per share - basic	$(0.52)	$3.80	$(1.28)	$3.29
Net (loss) income per share - diluted	$(0.52)	$3.72	$(1.28)	$3.03

The following securities were not included in the computation of diluted net (loss) income per share because their effect would be anti-dilutive or the issuance of such shares is contingent upon the satisfaction of certain conditions that were not met by the end of the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Stock options	1,278,645	1,538,241	1,278,645	1,504,340
RSUs, PSUs, and Potential ESPP Shares	3,038,769	1,608,610	3,038,769	1,359,071
Credit Agreement Warrants	24,834	24,834	24,834	24,834
Contingent Earnout Shares	912,600	912,600	912,600	912,600
	5,254,848	4,084,285	5,254,848	3,800,845

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

13.
Information on Segment Reporting

The Company operates as one reportable and operating segment, which derives revenue from the sale of subscription-based data, insights, predictive analytics and related project-based services to global customers across a range of industries. All of the segment’s activities are interrelated, and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based upon analysis of the Company at the consolidated level.

The Company’s chief operating decision maker (“CODM”), who is the Company’s chief executive officer, regularly reviews consolidated net (loss) income as reported in the condensed consolidated statements of operations, along with other financial information presented on a consolidated basis, for purposes of making operating decisions, assessing financial performance and allocating resources. The CODM measures performance and how to allocate resources for the segment primarily based on net (loss) income, revenue, and gross margin. The CODM’s objective is to make resource allocation decisions that optimize the Company’s consolidated financial results by monitoring actual results compared to forecasted results.

The measure of segment assets is reported as total assets on the condensed consolidated balance sheets and total capital expenditures for additions to long-lived assets, which were $5.4 million and $13.4 million for the three and six months ended June 30, 2026, respectively, and $3.6 million and $12.5 million for the three and six months ended June 30, 2025, respectively.

The following table includes segment revenue and significant segment expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$18,048	$19,182	$33,882	$43,058
Less:
Employee expense (a)	17,806	24,561	36,735	44,857
Equipment and software expenses (b)	5,278	6,574	10,184	16,893
Depreciation and amortization	4,063	2,524	7,081	6,937
Professional services	6,110	4,508	15,084	13,380
Facilities expense (b)	1,735	1,097	2,923	2,146
Contractor expense	727	400	1,289	778
Other operating and marketing expenses	1,198	1,502	2,489	2,781
Loss on decommissioned satellites and disposal of assets	744	1,110	1,653	6,239
Interest expense	—	1,686	—	7,416
Change in fair value of contingent liability and warrant liabilities	157	3,016	277	(3,858)
Gain on sale of a business	—	(154,305)	—	(154,305)
Loss on extinguishment of debt	—	12,008	—	12,008
Other segment items (c)	199	(5,089)	1,979	(8,289)
Segment net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075

(a) Employee expense included stock-based compensation expense of $3.0 million and $7.0 million for the three and six months ended June 30, 2026, respectively, and $6.2 million and $11.1 million for the three and six months ended June 30, 2025, respectively.

(b) In the second quarter of 2025, the Company reclassified certain expenses from Facilities expense to Equipment and software expenses within its segment reporting to better reflect the nature of the costs. Prior period amounts have been recast to conform to the current year period presentation. This reclassification impacted only the composition of the expense categories regularly provided to the Company’s CODM and had no impact on total segment expenses, the condensed consolidated statements of operations, or loss per share.

(c) Other segment items included in segment net (loss) income include foreign exchange (gain) loss, income tax (benefit) provision, equity investment loss, travel and meals expenses, and interest income.

Spire Global, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

14.
Subsequent Events

On July 31, 2026, a Final Award was issued in favor of the Company related to the Space Services Customer Dispute. See Note 9 for further information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and related notes thereto included in this Quarterly Report on Form 10-Q and the audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”). This Quarterly Report on Form 10-Q also includes revisions to previously issued financial statements as of and for the three months ended March 31, 2025, as discussed in Note 2 to the condensed consolidated financial statements. All relevant amounts presented in this section have been revised, as applicable, to reflect these adjustments. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” in the 2025 Form 10-K and in this Quarterly Report on Form 10-Q. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a global provider of space-based data, analytics, and space services, offering unique datasets and powerful insights about Earth so that organizations can make decisions with confidence in a rapidly changing world. We build, own, and operate a fully deployed constellation of multi-purpose nanosatellites that observe the Earth in real time using radio frequency (“RF”) technology. The data acquired by our satellites provide global weather intelligence, aircraft and ship movements, and spoofing and jamming detection to help predict how these patterns affect economies, global security, business operations, and the environment. Additionally, we deliver space-based intelligence through a mission-ready satellite network and military-grade analytics. Our platform supports persistent signal monitoring, source detection, and asset tasking across any global region of interest. We also offer Space Services solutions that enable our customers to deploy and scale their own constellation, by leveraging our proven space platform, global ground station network, end-to-end manufacturing facility, and extensive launch partnership network.

We operate in the “listening” (RF) satellite market. We do not operate in the “looking” (imagery) or “talking” (communications) satellite markets.

Our Data Solution Offerings

Our proprietary constellation of Low Earth Multi-Use Receiver (“LEMUR”) satellites collects and transmits data to our proprietary global ground station network. The data is then autonomously moved from ground stations to proprietary data warehouses for cleansing, standardization, fusion and analysis. Our customers receive proprietary data, analysis, and predictive data and solutions delivered seamlessly in real and near real-time.

For each data solution, we have the capability to offer customers a variety of features and additional value. The four forms of data we monetize are:

•
Clean data: Clean and structured data directly from our proprietary satellites;
•
Smart data: Clean data fused with third-party datasets and proprietary analysis to enhance value and provide insights;
•
Predictive data: Big data, artificial intelligence (“AI”), and machine learning (“ML”) algorithms applied to fused data sets to create predictive analytics and insights; and
•
Data Solutions: Data-driven actionable recommendations to solve specific business problems, utilizing the full spectrum of our data analytics suite.

We monetize our proprietary solutions across a broad and growing range of current and target governments and industries including agriculture, logistics, financial services, insurance, aviation operations, energy, and academia, among others. The solutions we provide include space reconnaissance, aviation, weather and climate, and space services.

•
Space Reconnaissance: Mission critical satellite data supporting intelligence, and national security operations;
•
Aviation: Insights for highly accurate aircraft monitoring, safety and route optimization;
•
Weather and Climate: Data, insights, and predictive AI analytics for advanced weather forecasts that power high impact decisions:
•
Space Services: Low risk, quick delivery development life cycle and proprietary infrastructure providing space-as-a-service; and
•
Maritime: Precise space-based data used for highly accurate ship monitoring, ship safety, and route optimization, the majority of which was sold in the Maritime Transaction.

We also offer research and development services (“R&D Services”) to third parties for the advancement of contracted satellite technologies. In addition to providing R&D Services, we grant the counterparty a license to the developed intellectual property.

Recent Developments

On April 8, 2026, we entered into the 2026 Securities Purchase Agreement with the purchasers named therein for the 2026 Private Placement of 5,000,000 shares of our Class A common stock at a purchase price of $14.00 per share. The aggregate net proceeds from the 2026 Private Placement were approximately $65.4 million, and the 2026 Private Placement closed on April 10, 2026.

Highlights from the Six Months Ended June 30, 2026

•
We successfully received the first data from our Hyperspectral Sounder demonstrator satellite.
•
We successfully launched our seventh Optical Inter-Satellite Link satellite, marking a further development in our capabilities for direct optical communication between satellites. In July, Spire achieved a milestone in its Optical Inter-Satellite Link program, successfully establishing a cross-plane laser connection between two O-ISL equipped satellites.
•
We successfully demonstrated single-satellite RFGL techniques on orbit, including the detection and geolocation of S-band and X-band radio frequency signals.
•
We successfully established a satellite manufacturing facility in Munich to support sovereign space-based intelligence capabilities.
•
We signed a Memorandum of Understanding (MoU) with Schaeffler AG, with the intent to build a sovereign European space hardware and mission business before the end of this decade.
•
We signed a Memorandum of Understanding (MoU) with Diehl Defence, a leading German systems integrator for air defense and guided missile systems, to advance space-based early warning and reconnaissance capabilities.
•
We successfully shipped 10 satellites to Vandenberg Space Force Base in June for a subsequent launch in early July. As of July, we have launched 29 satellites across three missions in 2026.

Key Factors Affecting Our Performance

We believe that our current and future performance depends on many factors, including, but not limited to, those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. For additional information about these risks, see the section titled “Risk Factors” in Part I, Item 1A of our 2025 Form 10-K. If we are unable to address these risks, our business and results of operations could be adversely affected.

Expansion of and Further Penetration of Our Customer Base

We employ a “land and expand” business model that focuses on efficiently acquiring new customers (“land”) and then growing our relationships with these customers over time (“expand”). We have the ability to offer customers additional data sets and a variety of enhanced features that potentially grow the value of the services for which our customers contract with us. Our future revenue growth and profitability are dependent upon our ability to continue to land new customers and then expand adoption of our solutions within their organizations.

Expansion into New Industries and Geographies

As our solutions grow, we continue to focus on further penetration of current and target governments and industries including agriculture, logistics, financial services, insurance, aviation operations, energy and academia, among others. We are also investing sales and marketing resources into additional geographies. Our revenue growth is dependent upon our ability to continue to expand into new industries and geographies. The costs associated with these expansions may adversely affect our results of operations.

Investment in Growth

We continue investing in growing our business and capitalizing on our market opportunities while balancing the uncertainties from the macroeconomic environment and geopolitical factors. We intend to continue to add headcount to our global sales and marketing teams to acquire new customers and to increase sales to existing customers. We also intend to add headcount as needed to our research and development teams to increase satellite design, manufacturing and checkout speed as well as improve latency, reliability and satellite life. The costs of these investments may adversely affect our results of operations, but we believe that these investments will contribute to our long-term growth.

Impact of Foreign Exchange Rates

Our reporting currency is the U.S. Dollar. The functional currencies of our foreign operating subsidiaries is the local currency in which each subsidiary operates, including the Euro, the British Pound Sterling, the Singapore Dollar and the Canadian Dollar.

The U.S. Dollar weakened against these local functional currencies for the three and six months ended June 30, 2026 compared with the three and six months ended June 30, 2025. Approximately one-third of our sales are denominated in foreign currencies, so a weaker U.S. Dollar generally has a positive effect on revenue. Conversely, operating expenses are primarily incurred outside the U.S., so a weaker U.S. Dollar increases expenses. For additional information, see Note 2 to our consolidated financial statements included in Part II, Item 8 of the 2025 Form 10-K.

The financial statements of these subsidiaries are translated into U.S. Dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenue and expenses. To the extent we experience significant currency fluctuations, our results of operations may be impacted.

Macroeconomic and Geopolitical Impact

The macroeconomic environment may cause existing or potential customers to re-evaluate their decision to purchase our offerings, at times resulting in additional customer discounts, extended payment terms, and longer sales cycles. In particular, delays in approving appropriations bills and recent government funding disruptions have and may continue to negatively affect the timing of certain U.S. federal government orders. Negative macroeconomic conditions, including elevated inflation, interest rate volatility, credit market disruptions, trade restrictions and tariffs, and geopolitical tensions, civil unrest, or armed conflicts, have and may continue to affect customer purchasing patterns, occasionally resulting in selective project delays or extended sales cycles. Although imposition of tariffs or other trade restrictions have not had a material impact on our business, they could create future supply-chain disruptions or cost pressures. For additional information, see “Risk Factors—Risks Related to Our Industry and Business—Uncertain macroeconomic and geopolitical conditions have negatively impacted, and may continue to impact, our business, financial condition, and results of operations.” in Part I, Item 1A of the 2025 Form 10-K.

Key Business Metrics

We primarily use remaining performance obligations (“RPO”) and Adjusted EBITDA to help us evaluate our business, identify trends, and make strategic decisions. For further information regarding Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Remaining Performance Obligations

RPO represents the total amount of contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods.

As of June 30, 2026, we expect to recognize our RPO over the following future periods (in thousands):

	June 30, 2026
1 to 12 months	$51,390	38%
13 to 24 months	41,433	31%
25 to 36 months	27,005	20%
37 to 48 months	11,022	8%
Remaining	3,617	3%
Total	$134,467	100%

Components of Results of Operations

Revenue

We derive revenue from providing data, insights and access to our cloud-based technology platform sold on a subscription basis. Some of our customer arrangements include additional performance obligations that encompass the delivery of specific goods, services or intellectual property apart from the ongoing services provided on a subscription basis, which may impact the timing of revenue recognition. Additionally, some of our customer arrangements include material rights to receive discounted subscription services in the future, which impacts the timing of revenue recognition.

Subscription periods for our solutions generally range from one to two years and are typically non-cancelable, with customers having the right to terminate their agreements only if we materially breach our obligations under the agreement. Our subscription fees are typically billed either monthly or quarterly in advance. For additional information related to our revenue recognition, see Notes 2 and 3 to our consolidated financial statements included in Part II, Item 8 of the 2025 Form 10-K.

Cost of Revenue

Cost of revenue consists primarily of personnel costs, depreciation, hosted infrastructure and high-power computing costs, third-party operating and royalty costs associated with delivering data and services to customers, costs associated with R&D Services, allocated overhead costs and amortization of purchased intangibles (e.g., customer relationships and developed technology). Overhead costs primarily include allocable amounts of utilities, rent, depreciation expense on assets used directly in revenue-producing activities, indirect materials, production and test administration expenses, and repairs and maintenance.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee-related expenses, third-party consulting fees, and computing costs. Our research and development efforts are focused on improving our satellite technology, developing new data sets, developing new algorithms, enhancing our smart and predictive analytics, and enhancing the ease of use and utility of our space-based data solutions.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing and advertising costs, costs incurred in the development of customer relationships, brand development costs, travel-related expenses, allowance for current expected credit losses, and amortization of purchased intangible assets.

General and Administrative. General and administrative expenses consist of employee-related expenses for personnel in our executive, finance and accounting, facilities, legal, human resources, and management information systems functions, as well as other administrative employees. In addition, general and administrative expenses include costs related to external legal fees, corporate insurance, accounting, tax and audit fees, office facilities, software subscription, and other corporate costs.

Loss on Decommissioned Satellites and Other Assets Write-offs. Loss on decommissioned satellites consists of the write-off of remaining capitalized costs related to the manufacture and launch of satellites that are deorbited, decommissioned, or otherwise fail before the end of their useful lives. Other assets write-offs primarily consist of assets not placed into service and deemed obsolete without future economic benefit.

Other Income (Expense)

Interest Income. Interest income includes interest earned on our cash balances and short-term marketable securities.

Interest Expense. Interest expense primarily includes interest costs associated with our debt and amortization of deferred financing costs.

Gain on Sale of a Business. The gain on the sale of our maritime business primarily reflects the excess of the sale proceeds over the net book value of the assets sold, net of transaction costs and other related adjustments.

Loss on Extinguishment of Debt. Loss on extinguishment of debt includes applicable premium, exit fee, legal fees, and other fees associated with the payoff of existing debt.

Change in Fair Value of Contingent Earnout Liability. Change in fair value of contingent earnout liability includes mark-to-market adjustments to reflect changes in the fair value of the contingent earnout liability.

Change in Fair Value of Warrant Liabilities. Change in fair value of warrant liabilities includes mark-to-market adjustments to reflect changes in fair value of warrant liabilities and the exchange of warrants for common stock.

Foreign Exchange Gain/Loss. Foreign exchange gain/loss consists of the net effect of realized and unrealized foreign currency gains and losses resulting from changes in the currency exchange rates for transactions denominated in non-functional currency relative to each subsidiary’s functional currency. We use the local currency as our functional currency for our subsidiaries in Luxembourg, the United Kingdom, Singapore, Germany, and Canada.

Other Expense, Net. Other expense, net consists primarily of tax credits, grant income, share of equity investment loss, write-off of certain prepaid assets, and liquidated damages paid to investors in the 2025 Private Placement (as defined in “Liquidity and Capital Resources” below).

Income Tax Provision (Benefit)

The provision (benefit) for income taxes consists of federal income taxes in the U.S. and income taxes in certain foreign jurisdictions. We do not provide for income taxes on undistributed earnings of our foreign subsidiaries since we intend to invest these earnings outside of the U.S. permanently. We account for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are recognized based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

Results of Operations

Three and Six Months Ended June 30, 2026, Compared to Three and Six Months Ended June 30, 2025

The following tables set forth selected condensed consolidated statements of operations data for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Revenue	$18,048	$19,182	$33,882	$43,058
Cost of revenue	11,890	9,806	21,419	24,970
Gross profit	6,158	9,376	12,463	18,088
Operating expenses:
Research and development	8,180	10,195	16,879	18,854
Sales and marketing	3,205	4,412	6,351	9,943
General and administrative	14,140	17,186	32,266	34,836
Loss on decommissioned satellites and other assets write-offs	526	1,110	1,435	6,270
Total operating expenses	26,051	32,903	56,931	69,903
Loss from operations	(19,893)	(23,527)	(44,468)	(51,815)
Other (expense) income:
Interest income	782	646	1,256	666
Interest expense	—	(1,686)	—	(7,416)
Gain on sale of a business	—	154,305	—	154,305
Loss on extinguishment of debt	—	(12,008)	—	(12,008)
Change in fair value of contingent earnout liability	—	(227)	—	811
Change in fair value of warrant liabilities	(157)	(2,790)	(277)	3,047
Foreign exchange (loss) gain	(577)	6,965	(2,205)	10,791
Other income (expense), net	139	(287)	200	(511)
Total other income (expense), net	187	144,918	(1,026)	149,685
(Loss) income before income taxes	(19,706)	121,391	(45,494)	97,870
Income tax provision	263	1,801	318	1,795
Net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Revenue	$18,048	$19,182	(6)%	$33,882	$43,058	(21)%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Total revenue decreased $1.1 million, or 6%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. This decrease was primarily driven by a decrease in revenue of $3.4 million due to the Maritime Transaction, partially offset by an increase in revenue of $1.2 million from additional RFGL data purchases and an increase in revenue of $0.6 million from delivery of Space Service data to our customers.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Total revenue decreased $9.2 million, or 21%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease was primarily driven by a decrease in revenue of $13.1 million due to the Maritime Transaction, partially offset by an increase in revenue of $2.2 million from additional RFGL data purchases and $1.5 million in weather data purchases.

Our diversification across government and commercial customers worldwide strengthens our business by providing multiple sources of demand and reducing reliance on any single customer or geographic region. The following tables present revenue disaggregated between government and commercial customers and by geographic region.

Revenue by customer type:

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in thousands)	2026		2025		2026		2025
Commercial	$8,796	49%	$10,789	56%	$17,138	51%	$26,538	62%
Government	9,252	51%	8,393	44%	$16,744	49%	16,520	38%
Total revenue	$18,048	100%	$19,182	100%	$33,882	100%	$43,058	100%

Revenue by geographic region:

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in thousands)	2026		2025		2026		2025
Americas	$12,033	67%	$12,584	66%	$22,316	66%	$26,164	61%
EMEA	5,502	30%	5,987	31%	10,634	31%	14,204	33%
Asia Pacific	513	3%	611	3%	932	3%	2,690	6%
Total revenue	$18,048	100%	$19,182	100%	$33,882	100%	$43,058	100%

Cost of Revenue

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Cost of revenue	$11,890	$9,806	21%	$21,419	$24,970	(14)%
Gross profit	6,158	9,376	(34)%	12,463	18,088	(31)%
Gross margin	34%	49%		37%	42%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Cost of revenue increased $2.1 million, or 21%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. This increase was due to an increase of $1.7 million in personnel costs, an increase of $1.4 million in depreciation expense, and an increase of $0.3 million in professional fees, partially offset by a decrease of $1.4 million in satellite operations costs following the Maritime Transaction.

The increase in personnel costs was driven by higher R&D Services activity, which increased the proportion of salaries and benefits attributed to cost of revenue. The increase in depreciation expense is due to satellites in service.

Gross margin was 34% and 49% for the three months ended June 30, 2026 and 2025, respectively. The decrease was primarily driven by the increase in cost of revenue described above, as well as the impacts associated with the termination for convenience of a contract with the Canadian Space Agency to design and develop the WildFireSat constellation of satellites to monitor wildfires in Canada. We have a right to submit, and have submitted, a settlement proposal with respect to costs arising from the termination of this contract in accordance with the Procedures Information Guide provided by Public Works and Government Services Canada and the recoverability of amounts under this proposal may impact our gross margin in future periods.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Cost of revenue decreased $3.6 million, or 14%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease was due to a decrease of $6.7 million in satellite operations costs, partially offset by an increase of $2.3 million in personnel costs and an increase of $0.7 million in professional fees.

The decrease in satellite operations was due to a decrease of $6.2 million in software expense driven by a downlink data service cost incurred in the three months ended March 31, 2025 that did not recur in 2026, and a decrease due to the Maritime Transaction.

The increase in personnel costs was driven by higher R&D services activity, which increased the proportion of salaries and benefits attributed to cost of revenue.

Gross margin was 37% and 42% for the six months ended June 30, 2026 and 2025, respectively. The decrease was driven by a decrease in revenue, partially offset by the reduction in cost of revenue described above.

Operating Expenses

Operating expenses consist of our research and development, our sales and marketing, and our general and administrative expenses, as well as loss on decommissioned satellites and other asset write offs in some periods. As we continue to invest in our growth, we expect our operating expenses to increase in absolute dollars as revenue grows. However, we expect our operating expenses as a percentage of revenue to decrease over time.

Research and Development

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Research and development	$8,180	$10,195	(20)%	$16,879	$18,854	(10)%
Percentage of total revenue	45%	53%		50%	44%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Research and development expenses decreased $2.0 million or 20%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. Personnel costs decreased $2.2 million primarily driven by higher R&D Services activity, which increased the proportion of costs allocated to cost of revenue, and lower stock-based compensation and wages related to the Maritime Transaction.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Research and development expenses decreased $2.0 million or 10%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease was driven by a decrease of $1.9 million in personnel costs driven by higher R&D Services activity and a decrease of $0.3 million in equipment expenses.

Sales and Marketing

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Sales and marketing	$3,205	$4,412	(27)%	$6,351	$9,943	(36)%
Percentage of total revenue	18%	23%		19%	23%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Sales and marketing expenses decreased $1.2 million, or 27%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. This decrease was driven by a decrease of $1.3 million in personnel costs following the Maritime Transaction.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Sales and marketing expenses decreased $3.6 million, or 36%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease was driven by a decrease of $3.8 million in personnel costs following the Maritime Transaction, partially offset by an increase of $0.2 million in external consulting for marketing support.

General and Administrative

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
General and administrative	$14,140	$17,186	(18)%	$32,266	$34,836	(7)%
Percentage of total revenue	78%	90%		95%	81%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

General and administrative expenses decreased $3.0 million, or 18%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. This decrease was due to a decrease of $4.9 million in personnel costs, partially offset by an increase of $1.1 million in professional fees, an increase of $0.6 million in facilities expense, and an increase of $0.2 million in software and hosting fees.

The decrease in personnel costs was driven by lower stock-based compensation of $3.0 million and lower bonus and severance payments of $2.0 million, in each case primarily related to the Maritime Transaction.

The increase in professional fees was primarily due to legal proceedings. See Part II, Item I of this Quarterly Report on Form 10-Q for additional information. The increase in facilities expense is due to the early lease termination of a building in Canada.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

General and administrative expenses decreased $2.6 million, or 7%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease was due to a decrease of $4.8 million in personnel costs, partially offset by an increase of $1.1 million in professional fees, an increase of $0.8 million in facilities expense, and an increase of $0.2 million in travel and expenses.

The decrease in personnel costs was driven by lower stock-based compensation of $3.2 million and lower bonus and severance payments of $1.8 million, in each case primarily related to the Maritime Transaction.

The increase in professional fees was primarily due to legal proceedings. See Part II, Item I of this Quarterly Report on Form 10-Q for additional information. The increase in facilities expense is due to the early lease termination of a building in Canada.

Loss on Decommissioned Satellites and Other Assets Write-offs

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Loss on decommissioned satellites and other assets write-offs	$526	$1,110	(53)%	$1,435	$6,270	(77)%
Percentage of total revenue	3%	6%		4%	15%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Loss on decommissioned satellites and other assets write-offs decreased $0.6 million, or 53%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. The loss for the three months ended June 30, 2026 was primarily due to the Company’s decision to stop supporting one underperforming satellite and the deorbiting of one satellite. The loss for the three months ended June 30, 2025 was primarily due to the deorbiting of three satellites.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Loss on decommissioned satellites and other assets write-offs decreased $4.8 million, or 77%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. The loss for the six months ended June 30, 2026 was primarily due to the deorbiting of two satellites and the Company’s decision to stop supporting one underperforming satellite. The loss for the six months ended June 30, 2025 was primarily due to the Company’s decision to stop supporting three underperforming satellites and the deorbiting of three satellites.

Other (Expense) Income

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Interest income	$782	$646	21%	$1,256	$666	89%
Interest expense	$—	$(1,686)	(100)%	$—	$(7,416)	(100)%
Gain on sale of a business	$—	$154,305	*	$—	$154,305	*
Loss on extinguishment of debt	$—	$(12,008)	*	$—	$(12,008)	*
Change in fair value of contingent earnout liability	$—	$(227)	(100)%	$—	$811	(100)%
Change in fair value of warrant liabilities	$(157)	$(2,790)	(94)%	$(277)	$3,047	(109)%
Foreign exchange (loss) gain	$(577)	$6,965	(108)%	$(2,205)	$10,791	(120)%
Other income (expense), net	$139	$(287)	(148)%	$200	$(511)	(139)%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Interest income increased by $0.1 million, or 21%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025. This increase was primarily due to higher average balances held in marketable securities as a result of the proceeds received via the close of the Maritime Transaction on April 25, 2025.

Interest expense decreased by $1.7 million, or 100%, for the three months ended June 30, 2026, compared with the three months ended June 30, 2025, due to the repayment of our outstanding debt on April 25, 2025.

Gain on sale of a business was $154.3 million for the three months ended June 30, 2025, with no comparable amount for the three months ended June 30, 2026. The gain was driven by the excess of proceeds from the Maritime Transaction over the net book value of the assets sold, net of transaction costs and other related adjustments.

Loss on extinguishment of debt was $12.0 million for the three months ended June 30, 2025, with no comparable amount for the three months ended June 30, 2026. The loss resulted from the repayment and termination of our debt facilities, including approximately $10.5 million related to the Blue Torch credit facility and $1.5 million related to the SIF loan, and included applicable premiums, exit fees, legal fees and other associated costs.

There was no change in fair value of contingent earnout liability for the three months ended June 30, 2026. For the three months ended June 30, 2025, we recorded a loss of $0.2 million. The loss in the three months ended June 30, 2025 was primarily due to an increase in fair value resulting from an increase in the price of our Class A common stock. The liability is scheduled to expire in August 2026, and the probability of achieving the earnout target is considered to be zero.

Change in fair value of warrant liabilities was a loss of $0.2 million for the three months ended June 30, 2026, compared to a loss of $2.8 million for the three months ended June 30, 2025. The loss in the three months ended June 30, 2025 was primarily due to an increase in fair value resulting from an increase in the price of our Class A common stock. In addition, all warrants other than the Urgent Warrants were exercised on or before June 20, 2025; as a result, those warrants no longer impact changes in fair value of warrant liabilities subsequent to that date. For additional information regarding our warrants and the definition of Urgent Warrants, see Note 8 to our consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

We recognized a foreign exchange loss of $0.6 million for the three months ended June 30, 2026, compared to a gain of $7.0 million for the three months ended June 30, 2025, representing a year-over-year change of $7.5 million. The loss in the three months ended June 30, 2026 was primarily driven by the remeasurement of intercompany balances denominated in U.S. dollars held by our Luxembourg and Germany entities and owed to our U.S. entity resulting from the strengthening of the U.S. dollar relative to the Euro. The gain in 2025 was primarily driven by the remeasurement of intercompany balances denominated in U.S. dollars held by our Luxembourg and U.K. entities and owed to our U.S. entity. The weakening of the U.S. Dollar for the period ended June 30, 2025, relative to the Euro and British Pound Sterling at March 31, 2025, triggered the remeasurement and unrealized gain.

Other income (expense), net improved $0.4 million, or 148% for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. This improvement was primarily due to a decrease in equity investment losses.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Interest income increased by $0.6 million, or 89%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This increase was primarily due to higher average balances held in marketable securities as a result of the proceeds received via the close of the Maritime Transaction on April 25, 2025.

Interest expense decreased by $7.4 million, or 100%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, due to the repayment of our outstanding debt on April 25, 2025.

Gain on sale of a business was $154.3 million for the six months ended June 30, 2025, with no comparable amount for the six months ended June 30, 2026. The gain was driven by the excess of proceeds from the sale of the maritime business over the net book value of the assets sold, net of transaction costs and other related adjustments.

Loss on extinguishment of debt was $12.0 million for the six months ended June 30, 2025, with no comparable amount for the six months ended June 30, 2026. The loss resulted from the repayment and termination of our debt facilities, including approximately $10.5 million related to the Blue Torch credit facility and $1.5 million related to the SIF loan, and included applicable premiums, exit fees, legal fees and other associated costs.

There was no change in fair value of contingent earnout liability for the six months ended June 30, 2026. For the six months ended June 30, 2025, we recorded a gain of $0.8 million. The gain in the six months ended June 30, 2025 was primarily due to a decrease in fair value resulting from a decrease in the price of our Class A common stock. The liability is scheduled to expire in August 2026, and the probability of achieving the earnout target is considered to be zero.

Change in fair value of warrant liabilities was a loss of $0.3 million for the six months ended June 30, 2026, compared to a gain of $3.0 million for the six months ended June 30, 2025. The gain in the six months ended June 30, 2025 was primarily due to a decrease in fair value resulting from a decrease in the price of our Class A common stock. In addition, all warrants other than the Urgent Warrants were exercised on or before June 20, 2025; as a result, those warrants no longer impact changes in fair value of warrant liabilities subsequent to that date. For additional information regarding our warrants and the definition of Urgent Warrants, see Note 8 to our consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

We recognized a foreign exchange loss of $2.2 million for the six months ended June 30, 2026, compared to a gain of $10.8 million for the six months ended June 30, 2025, representing a year-over-year change of $13.0 million. The loss in the six months ended June 30, 2026 was primarily driven by the remeasurement of intercompany balances denominated in U.S. dollars held by our Luxembourg, Germany and U.K. entities and owed to our U.S. entity resulting from the strengthening of the U.S. dollar relative to the Euro and the British Pound Sterling. The gain in 2025 was primarily driven by the remeasurement of intercompany balances denominated in U.S. dollars held by our Luxembourg and U.K. entities and owed to our U.S. entity. The weakening of the U.S. Dollar for the period ended June 30, 2025, relative to the Euro and British Pound Sterling at December 31, 2024, triggered the remeasurement and unrealized gain.

Other income (expense), net improved $0.7 million, or 139% for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. This improvement was primarily due to a decrease in equity investment losses.

Income Tax Provision

	Three Months Ended June 30,			Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	% Change	2026	2025	Change
Income tax provision	$263	$1,801	(85)%	$318	$1,795	(82)%

Three Months Ended June 30, 2026, Compared to Three Months Ended June 30, 2025

Provision for income taxes for the three months ended June 30, 2026 was primarily due to the increase in pre-tax book income for our U.K. and Canadian entities. The provision for income taxes for the three months ended June 30, 2025 was primarily due to taxable income recognized from the gain on the sale of the maritime business.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Provision for income taxes for the six months ended June 30, 2026 was primarily due to the increase in pre-tax book income for our U.K. and Canadian entities. The provision for income taxes for the six months ended June 30, 2025 was primarily due to taxable income recognized from the gain on the sale of the maritime business.

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with Generally Accepted Accounting Principles (“GAAP”), non-GAAP earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial measure may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of operations, as this eliminates the effects of certain variables that we do not believe reflect our underlying business performance. In addition to our GAAP measures, we use this non-GAAP financial measure internally for budgeting and resource allocation purposes and in analyzing our financial results.

We define EBITDA as net loss, plus depreciation and amortization expense, plus interest, net, and plus income tax provision. EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted for any gain on sale of a business, loss on extinguishment of debt, change in fair value of contingent earnout liability, change in fair value of warrant liabilities, issuance of stock warrants, foreign exchange (gain) loss, other (income) expense, net, stock-based compensation, mergers and acquisition related expenses, loss on decommissioned satellites and other assets write-offs, other unusual and infrequent costs, and other acquisition accounting amortization. We believe Adjusted EBITDA can be useful in providing an understanding of the underlying results of operations and trends, an enhanced overall understanding of our financial performance and prospects for the future. While Adjusted EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast business performance. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net loss as it does not take into account certain requirements, such as capital expenditures and related depreciation, interest payments, tax benefits, stock-based compensation, other unusual and infrequent costs, and other acquisition accounting amortization.

Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

The presentation of non-GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors should note that the excluded items may have had, and may in the future have, a material impact on our reported financial results. Investors should read this discussion and analysis of our financial condition and results of operations together with the condensed consolidated financial statements and the related notes thereto also included within.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our results of operations, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

•
Change in fair value of contingent earnout liabilities and warrant liabilities. We exclude these non-cash gains and losses because they do not reflect the underlying operating performance of the business.
•
Foreign exchange (gain) loss. We incur foreign currency gains and losses on foreign currency denominated receivables and payables. As we do not hedge these currency exposures, realized and unrealized foreign currency gains and losses result from fluctuations in exchange rates. Since such gains and losses are driven by macroeconomic factors and can vary significantly between periods, we believe their exclusion is useful to management and investors in evaluating the performance of our ongoing operations on a period-to-period basis.

•
Other (income) expense, net. We exclude other (income) expense, net because it includes non-operating items and other gains and losses that are not reflective of our core operating performance and may fluctuate between periods, such as debt prepayment penalties, legal settlements, equity investment losses, and gains or losses on asset disposals.
•
Stock-based compensation. We exclude these expenses primarily because they are non-cash charges used when we assess operating expenses and budgeting. Moreover, because of varying valuation methodologies and the award types under ASC Topic 718, we believe excluding stock-based compensation expenses allows investors to better compare our recurring core business results of operations and those of other companies.
•
Loss on decommissioned satellites and other assets write-offs. We exclude these charges because they represent the accelerated write-off of assets that would otherwise be accounted for as depreciation and would be excluded as part of our EBITDA calculation.
•
Other unusual and infrequent costs. We exclude these items because they are not reflective of our ongoing operating results. Examples include certain legal, accounting, and other professional fees associated with matters such as the Maritime Transaction, the SEC subpoena received in July 2025, and a Space Services customer dispute and liquidated damages associated with the 2025 Private Placement.
•
Other acquisition accounting amortization. We exclude non-cash amortization of purchased data rights and certain purchased technologies as these expenses are the result of acquisition accounting and are not indicative of our core operating performance.

The following table outlines the reconciliation from net loss to Adjusted EBITDA for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Net (loss) income	$(19,969)	$119,590	$(45,812)	$96,075
Depreciation & amortization	4,063	2,524	7,081	6,937
Interest, net	(782)	1,040	(1,256)	6,750
Income tax provision	263	1,801	318	1,795
EBITDA	(16,425)	124,955	(39,669)	111,557
Adjustments to EBITDA:
Gain on sale of a business	—	(154,305)	-	(154,305)
Loss on extinguishment of debt	—	12,008	-	12,008
Change in fair value of contingent earnout liability	—	227	-	(811)
Change in fair value of warrant liabilities	157	2,790	277	(3,047)
Foreign exchange loss (gain)	577	(6,965)	2,205	(10,791)
Other (income) expense, net	(139)	287	(200)	511
Stock-based compensation	3,043	6,222	7,006	11,127
Loss on decommissioned satellites and other assets write-offs	526	1,110	1,435	6,270
Other unusual and infrequent costs(1)	3,633	3,388	10,131	9,125
Other acquisition accounting amortization	—	54	-	219
Adjusted EBITDA	$(8,628)	$(10,229)	$(18,815)	$(18,137)

(1) Includes (i) restructuring charges of $1.3 million and $2.1 million for the three and six months ended June 30, 2026, respectively, and $1.2 million and $1.5 million for the three and six months ended June 30, 2025, respectively, (ii) legal, accounting, and other professional fees of $2.3 million and $8.0 million for the three and six months ended June 30, 2026, respectively, and $0.7 million and $6.1 million for the three and six months ended June 30, 2025, respectively, and (iii) bonus expenses associated with the Maritime Transaction of $1.5 million for each of the three and six months ended June 30, 2025.

Limitations on the Use of Non-GAAP Financial Measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies.

The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. Some of these limitations are:

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•
Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our former debt;
•
Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and
•
Adjusted EBITDA does not reflect decommissioned satellites and other assets write offs and does not reflect the cash capital expenditure requirements for the replacements of lost satellites. While these expenses could occur in a given year, the existence and magnitude of these costs could vary greatly and are unpredictable.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business, and to view our non-GAAP financial measures in conjunction with the most directly comparable GAAP financial measures.

Liquidity and Capital Resources

As of June 30, 2026, our principal sources of liquidity to fund our operations are from cash and cash equivalents of $38.8 million and marketable securities of $52.9 million, primarily attributable to net proceeds of $109.5 million from the Maritime Transaction, net proceeds of $37.3 million from the 2025 Private Placement (as defined below), and net proceeds of $65.4 million from the 2026 Private Placement (as defined below).

Of the $38.8 million of cash and cash equivalents, approximately $13.5 million was held outside of the U.S., with the remaining $25.3 million held in the U.S. These amounts compare to cash and cash equivalents of $24.8 million as of December 31, 2025, of which $13.9 million was held outside of the U.S. and the remaining $10.9 million was held in the U.S. The cash and cash equivalent amounts are exclusive of restricted cash, which totaled $0.6 million as of each of June 30, 2026 and December 31, 2025.

Since our inception, we have been in an operating cash flow deficit as we have made significant investments in our technology infrastructure, built out our research and development foundation, grown sales and marketing resources to drive revenue, and scaled general and administrative functions to enable operating effectiveness.

We monitor our cash balances, anticipated revenue, operating expenses, and capital expenditures, and we prepare a going concern assessment to ensure we have sufficient resources for at least the next twelve months. Our key assumptions include timely customer collections, expected costs, and access to financing. Changes in these assumptions could materially affect our liquidity.

We believe our current cash balances and expected inflows are sufficient to meet our operational and capital needs for the next twelve months.

2025 Private Placement

On March 12, 2025, we entered into the 2025 Securities Purchase Agreement with the purchasers named therein for the 2025 Private Placement of (i) 4,843,750 shares of Class A common stock at a purchase price of $8.00 per share and (ii) Pre-Funded Warrants to purchase 156,250 shares of Class A common stock at a purchase price of $7.9999 per Pre-Funded Warrant. The Pre-Funded Warrants had an exercise price of $0.0001 per share of Class A common stock, were exercisable immediately, and remained outstanding until fully exercised. The aggregate net proceeds from the 2025 Private Placement were $37.3 million, after deducting offering expenses. The 2025 Private Placement closed on March 14, 2025. As of December 31, 2025, all Pre-Funded Warrants had been exercised on a cashless basis.

Maritime Transaction

On April 25, 2025, we completed the sale of our maritime business to Kpler Holding SA for approximately $238.9 million. The sale did not include any portion of our satellite network or operations. As part of the transaction, a portion of the proceeds was used to settle a prior dispute with L3Harris pursuant to a settlement agreement providing for the full and complete resolution and release of all disputes asserted in connection with the A&R L3Harris Agreement between exactEarth and L3Harris, and to repay all outstanding obligations under our financing agreements, including the Blue Torch and SIF loan facilities.

For additional details regarding the terms associated with our financing arrangements, see Note 6 to our consolidated financial statements included in Part II, Item 8 of the 2025 Form 10-K.

2026 Private Placement

On April 8, 2026, we entered into the 2026 Securities Purchase Agreement with the purchasers named therein for the 2026 Private Placement of 5,000,000 shares of the Company’s Class A common stock at a purchase price of $14.00 per share. The aggregate net proceeds from the 2026 Private Placement were approximately $65.4 million, and the 2026 Private Placement closed on April 10, 2026.

Cash Flows

The following table summarizes our net cash used in operating activities, net cash provided by (used in) investing activities, and net cash provided by financing activities for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2026	2025
Net cash used in operating activities	$(49,584)	$(43,504)
Net cash (used in) provided by investing activities	$(8,421)	$145,323
Net cash provided by (used in) financing activities	$70,237	$(76,223)

Cash Flows from Operating Activities

Our largest source of operating cash inflows is cash collections from our customers. Our primary uses of cash from operating activities are for employee-related expenditures, expenses related to our technology infrastructure (including ground stations costs), expenses related to our computing infrastructure (including computing power, database storage and content delivery costs), building infrastructure costs (including leases for office space), fees for third-party services, and marketing program costs.

Net cash used in operating activities was $49.6 million for the six months ended June 30, 2026. The net cash used in operating activities reflected our net loss of $45.8 million, adjustments for non-cash items of $16.4 million and a net decrease of $20.1 million in net operating assets and liabilities. Non-cash items primarily consisted of $7.1 million of depreciation and amortization expense, $7.0 million of stock-based compensation expense, $1.5 million of amortization of operating lease right-of-use assets, and $1.4 million loss on decommissioned satellites and disposal of assets. Changes in operating assets and liabilities primarily included a decrease of $6.0 million in other accrued expenses, an increase of $3.1 million in contract assets, a decrease of $3.0 million in accounts payable, a decrease of $2.5 million in contract liabilities, a decrease of $2.3 million in operating lease liabilities, an increase of $2.3 million in accounts receivable, net, and a $1.0 million increase in other current assets.

Net cash used in operating activities was $43.5 million for the six months ended June 30, 2025. The net cash used in operating activities reflected our net income of $96.1 million, adjustments for non-cash items of $141.5 million and a net decrease of $2.0 million in net operating assets. Non-cash items primarily consisted of a $154.3 million gain on sale of a business, a $23.7 million on cost on sale of a business, a $3.0 million change in fair value of warrant liabilities, and an $0.8 million change in fair value of contingent earnout liability, partially offset by a $12.0 million on loss on extinguishment of debt, $11.1 million of stock-based compensation expense, $6.9 million of depreciation and amortization expense, a $6.3 million loss on decommissioned satellites and disposal of assets, $1.5 million of amortization of operating lease right-of-use assets, and $2.5 million of other, net. Changes in operating assets and liabilities included a $5.6 million decrease in accounts receivable, net primarily due to the sale of the maritime business, a $2.5 million increase in contract liabilities primarily due to the sale of the maritime business, and a $4.1 million increase in other accrued expenses, partially offset by a $4.9 million decrease in accounts payable, a $1.8 million increase in other current assets, a $1.3 million increase in contract assets, a $1.3 million decrease in operating lease liabilities, and a $1.0 million increase in other long-term assets.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to proceeds from the sale of a business and maturities of short-term investments, as well as purchases of short-term investments and capital assets.

The following table summarizes our net cash used in investing activities relating to capital expenditures by source of spend:

	Six Months Ended June 30,		%
(dollars in thousands)	2026	2025	Change
Spire platform / infrastructure	$4,698	$2,266	107%
Customer funded (Space Services)	8,724	10,241	(15)%
Total capital expenditures	$13,422	$12,507	7%

Net cash used in investing activities was $8.4 million for the six months ended June 30, 2026, due to $52.6 million of purchases of short-term investments, and $13.4 million in purchases of property and equipment, partially offset by cash from $57.6 million of maturities of short-term investments.

Net cash provided by investing activities was $145.3 million for the six months ended June 30, 2025, due to proceeds from the sale of the maritime business, net of cash of $238.9 million, partially offset by $81.1 million of purchases of short-term investments, and $12.5 million in purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $70.2 million for the six months ended June 30, 2026, due to net proceeds of $65.4 million from the 2026 Private Placement, proceeds of $4.5 million from the exercise of stock options, and proceeds of $0.3 million from our employee stock purchase plan. Net cash used in financing activities was $76.2 million for the six months ended June 30, 2025, due to payments of $105.7 million on long-term debt and $9.1 million of applicable premium, exit fees, legal and other fees, partially offset by $37.3 million of proceeds from the 2025 Private Placement, proceeds of $0.9 million from the exercise of stock options, and proceeds of $0.4 million from our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with GAAP. In the preparation of these condensed consolidated financial statements, we are required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes to our critical accounting policies and estimates as compared to those disclosed in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates” in our 2025 Form 10-K.

Accounting Pronouncements Recently Adopted and Not Yet Adopted

See Note 2 to our unaudited condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, the British Pound Sterling, the Singapore Dollar, and the Canadian Dollar, and may be

adversely affected in the future due to changes in foreign currency exchange rates. We continue to experience foreign currency fluctuations primarily due to the periodic re-measurement of our foreign currency monetary account balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Changes in exchange rates may negatively affect our revenue and other results of operations as expressed in U.S. Dollars. We do not currently engage in foreign exchange hedging contracts. As we continue to expand our international presence, we will assess options for mitigating foreign exchange risk.

We have experienced and may continue to experience fluctuations in our net loss as a result of gains or losses related to revaluing certain asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We had losses of $0.6 million and $2.2 million for the three and six months ended June 30, 2026, respectively, and gains of $7.0 million and $10.8 million for the three and six months ended June 30, 2025, respectively. A hypothetical 10% strengthening or weakening of the U.S. Dollar relative to the currencies in which our revenue and expenses are denominated would have resulted in an increase or decrease in our pre-tax income of approximately $0.5 million for the six months ended June 30, 2026.

Interest Rate Sensitivity

As of June 30, 2026, we had cash and cash equivalents of $38.8 million and short-term marketable securities of $52.9 million. The cash and cash equivalents and short-term marketable securities are held for working capital purposes or strategic investment purposes.

Inflation Risk

We are exposed to inflation risk. Inflationary factors, such as increases in component parts, labor and other overhead expenses, could impair our operating results. Although there has been a significant increase in inflation in recent periods, it has not had a substantial impact on our results of operations for the three and six months ended June 30, 2026 or 2025. However, higher inflation in the future may negatively affect our operating and capital expenditures, which we may be unable to fully pass through to our customers.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of June 30, 2026. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2026 due to the material weaknesses in internal control over financial reporting previously disclosed in Part II, Item 9A. Controls and Procedures of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and further described below.

Notwithstanding these material weaknesses, we have concluded that our condensed consolidated financial statements for the periods covered by and included in this Quarterly Report on Form 10-Q are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in Part II, Item 9A. Controls and Procedures of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, management has identified the following material weaknesses in the Company’s internal control over financial reporting:

i.
Management did not design and maintain an effective control environment commensurate with the financial reporting requirements of a public company. Specifically, management lacked a sufficient number of professionals with an appropriate level of internal controls and accounting knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of the Company’s financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in the Company’s finance and accounting functions. This material weakness contributed to the following additional material weaknesses described below.
ii.
Management did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in the Company’s financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement in the financial statements.
iii.
Management did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel had the ability to both (a) create and post journal entries within the Company's general ledger system, and (b) prepare and review account reconciliations.

The material weaknesses above resulted in certain audit adjustments, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2020 and as of and for the three months ended June 30, 2025.

iv.
Management did not design and maintain effective controls over the accounting for the Company’s Space Services and research and development services (“R&D Services”) with customers. Specifically, management did not design and maintain effective controls over the identification of and allocation of transaction price and costs to performance obligations to ensure revenue is recognized at the time performance obligations are satisfied, the identification and accounting for embedded leases, the classification and accounting for costs incurred in connection with performing services, the recognition of allowances for current expected credit losses, and the identification and accounting for uninstalled materials. This material weakness resulted in (a) the restatement of the Company’s previously filed consolidated financial statements as of and for the years ended December 31, 2023 and 2022, the Company’s unaudited condensed consolidated financial statements as of the quarter ends and for the interim periods in the years ended December 31, 2023 and 2022, and the Company's unaudited condensed consolidated financial statements as of and for the quarter ended March 31, 2024, and (b) immaterial audit adjustments to revenue and contract liabilities, current portion as of and for the three months ended June 30, 2025.
v.
Management did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of GAAP to such transactions. Specifically, management did not design and maintain:
a.
controls to timely identify and account for warrant instruments, which resulted in the restatement of the previously issued financial statements of NavSight related to adjustments to warrant liabilities and equity as of and for the year ended December 31, 2020;
b.
controls to account for business combinations, including the associated valuation estimates and the completeness and accuracy of the opening balance sheet, which did not result in a misstatement to the Company’s consolidated financial statements;
c.
controls to timely identify and account for the fair value of the contingent earnout liability, which resulted in an error in the fair value of the contingent earnout liability in, and the restatement of, the Company’s previously issued unaudited condensed consolidated financial statements as of and for each of the interim periods ended September 30, 2021, March 31, 2022 and June 30, 2022 and the Company’s consolidated financial statements as of and for the year ended December 31, 2021; and
d.
controls to appropriately identify and account for participating securities under the two-class method of determining and presenting net income (loss) per share, which resulted in a material audit adjustment to basic and diluted income (loss) per share for three months ended June 30, 2025.

Additionally, management concluded that each of the material weaknesses described above could result in a misstatement of substantially all of the Company's accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Efforts on Material Weaknesses in Internal Control over Financial Reporting

In response to the material weaknesses identified, management has implemented several changes to the Company's internal control over financial reporting and will continue performing remedial actions, as described below.

The remediation and ultimate resolution of each of the material weaknesses will be reviewed with the Audit Committee of the Company’s Board of Directors.

Management believes it has made progress addressing the material weaknesses related to the control environment, as described below:

Key Professionals

In the year ended December 31, 2024 and continuing to date, management identified and hired a number of professionals with appropriate levels of internal controls and accounting knowledge to strengthen the Company’s domestic and international financial accounting and reporting functions. Positions filled include, but are not limited to, Chief Accounting Officer, Vice President of FP&A, and Director of SOX and Internal Controls. In addition, management engaged external consultants and subject matter experts to provide technical accounting and financial systems support. Management continues to assess personnel requirements and expertise necessary to maintain an effective control environment, including providing ongoing training to finance and accounting personnel.

Risk Assessment

In the year ended December 31, 2025, management conducted a comprehensive scoping and materiality risk assessment over the Company’s financial statements to identify material areas that should be in scope for both business processes and information technology systems. Based on this assessment, management performed detailed walkthroughs of key processes, identified associated risks and relevant key controls, and evaluated any control gaps. Management tested the design and implementation of these key controls and has been actively remediating any identified gaps. Additionally, management conducted operating effectiveness testing of relevant controls to ensure they operate as intended.

In addition, during 2025, management initiated an Enterprise Risk Assessment with input from third-party consulting firms to further strengthen the Company’s enterprise-wide risk identification and response processes. This effort included gathering input from leadership and key stakeholders across the organization to identify and prioritize the most significant enterprise risks, evaluating potential impacts on the Company, and developing appropriate mitigation strategies. Management is conducting workshops to validate these risks, define responses, and establish monitoring metrics and key performance indicators.

Management is actively monitoring and testing these enhanced risk assessment processes, leveraging third-party experts as needed. The material weakness will not be considered remediated until management concludes, through ongoing testing and review, that controls over financial statement risk identification and response are effective and operating over a sustained period.

Segregation of Duties

During 2025, management, with the assistance of a third-party consulting firm, conducted a comprehensive segregation of duties analysis across processes, technology systems, and specifically the Company’s ERP system. Any conflicts identified through this analysis are being resolved, and mitigation procedures are being implemented to remediate these conflicts. To strengthen controls over journal entries, automated functionality previously implemented in the ERP system in the year 2022 continues to prevent the same individual from creating and posting entries in the general ledger. Additionally, with the expansion of the accounting team during years 2024 and 2025, management was able to establish clear segregation between personnel who prepare account reconciliations and those who review them.

Management is actively remediating identified conflicts and monitoring the effectiveness of implemented segregation of duties controls. The material weakness will not be considered remediated until the controls operate effectively over a sustained period and are confirmed through ongoing testing.

Space Services and R&D Services

Management is implementing measures designed to strengthen internal control over financial reporting related to the accounting for the Company’s Space Services and R&D Services with customers. As part of this effort, management engaged a third-party consulting firm to review the Company’s ERP system and identify opportunities to mitigate manual processes and enhance the completeness and accuracy of revenue recognition. Management is also redesigning the deal review and approval process to ensure that all relevant stakeholders, including Accounting, Legal, Sales, FP&A, Project Management, and Technical Engineering, are appropriately involved prior to contract execution. Additionally, standardized contract models, including estimates at completion models, are being implemented with defined checklists, formal documentation of key assumptions and judgments, and preventive and detective controls to support consistent, transparent, and accurate application of accounting policies.

These measures, along with enhanced training and ongoing monitoring, are intended to improve the control environment and ensure the proper identification of performance obligations, allocation of transaction price and costs, and recognition of revenue in accordance with GAAP. While these actions are underway, the material weakness will not be considered remediated until management completes the design and implementation of the controls, and verifies through testing that the controls operate effectively over a sustained period.

Non-routine, Unusual or Complex Transactions

In the year ended December 31, 2025, management has designed and is implementing a process to strengthen the identification and accounting of non-routine, unusual, or complex transactions. This process includes defining what qualifies as non-routine or complex transactions, such as warrants, contingent earnouts, business combinations, and participating securities, and establishing procedures, including a centralized tracking process, to promptly identify such transactions and ensure accurate accounting and reporting. With the expansion of the accounting team in 2024 and 2025, management has placed greater reliance on internal resources to address non-routine, unusual, or complex transactions. However, management will continue to consider engaging third-party accounting consultants in the future, as circumstances warrant, to augment internal resources and support accurate accounting and reporting.

Management is continuing to implement and monitor these enhanced processes, including ongoing documentation, review, and technical accounting support. The material weakness will not be considered remediated until the controls operate effectively over a sustained period and management confirms their effectiveness through testing.

Limitations on Effectiveness of Controls and Procedures

Management, including the principal executive officer and principal financial officer, does not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be achieved.

The design of any control system must consider resource constraints, and the benefits of controls must be weighed against their costs. Inherent limitations exist in all control systems, and no evaluation of controls can provide absolute assurance that all control deficiencies or instances of fraud, if any, will be detected. These limitations include the possibility of faulty judgments in decision-making, simple errors or mistakes, and the potential for controls to be circumvented by individual acts, collusion among employees, or management override.

Control systems are also designed based on assumptions about the likelihood of future events, and there can be no assurance that a particular design will achieve its objectives under all conditions. Over time, controls may become inadequate due to changes in circumstances, or compliance with policies and procedures may deteriorate. As a result of these inherent limitations, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

There have been no changes (other than those described above) in the Company’s internal control over financial reporting during the three months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. Although the ultimate outcome of pending matters is not presently determinable, management believes that the resolution of all such pending matters, based on an assessment of the current facts and circumstances, will not have a material adverse effect on our business, results of operations, financial condition or cash flows; however, there can be no assurance that the ultimate resolution of these matters will not materially adversely affect our business, results of operations, financial condition or cash flows.

Space Services Customer Dispute

On September 20, 2024, NorthStar Earth & Space, Inc., a Space Services customer, initiated arbitration before the Court of International Arbitration of the International Chamber of Commerce (“ICC”) against Legacy Spire, seeking approximately $15.0 million in damages for alleged breaches of a Space Services contract entered into on March 1, 2022, to build a constellation of satellites focused on space-situational awareness and debris monitoring. On October 30, 2024, Legacy Spire denied all claims and asserted a counterclaim seeking approximately $5.0 million in damages.

Separately, on October 22, 2024, Legacy Spire filed a motion for summary judgment in the Supreme Court of the State of New York, New York County, seeking to enforce the customer’s payment obligations under a promissory note, which became due on October 20, 2024, issued in connection with the Space Services contract. Legacy Spire sought payment of approximately $5.1 million, consisting of $4.5 million in principal, $0.6 million in interest, along with 14% interest per annum. The customer subsequently removed the action to the U.S. District Court for the Southern District of New York, and filed a motion to compel arbitration of the claim and stay the case pending the outcome of the arbitration. On February 24, 2025, the court granted the customer’s motion, compelling arbitration of all disputes arising from the note and staying the court proceedings pending the outcome of the arbitration.

On February 24, 2025, the customer filed a Revised Request for Arbitration, seeking damages in the sum of $45.9 million, alleging additional breach of contract, willful misconduct and fraudulent misrepresentation claims against us, which we deny in full.

In January 2026, the arbitral tribunal held an evidentiary hearing, the outcome of which remains pending. We believe that we have strong factual and legal defenses to NorthStar’s claims and that damages sought by NorthStar are speculative, without evidentiary support, and contrary to the terms of the Space Services contract.

On July 31, 2026, the arbitral tribunal issued a Final Award in the amount of approximately $12.4 million in our favor. We are evaluating the Final Award and its implications. Among other things, the tribunal dismissed all of NorthStar’s claims, including its claims that the Framework Agreement was induced by fraudulent misrepresentation and that Legacy Spire breached the Space Services contract, granted Legacy Spire’s counterclaim on the promissory note, and granted Legacy Spire’s counterclaims for costs incurred as a result of the interlocutory injunction and for costs of the arbitration. The Final Award is final and binding on the parties under the arbitration agreement and the rules under which the arbitration was conducted. The total payment of approximately $12.4 million owed by NorthStar is immediately due and payable. At this time, we cannot predict the timing or amount of any recovery or other impacts of the Final Award.

SEC Investigation

In July 2025, we received a subpoena from the SEC seeking records relating to, among other matters, (i) the restatement of our consolidated financial statements as of and for the years ended December 31, 2023 and 2022, the unaudited condensed consolidated financial information as of the quarter ends and for the interim periods in the years ended December 31, 2023 and 2022, and the unaudited condensed consolidated financial statements as of and for the quarter ended March 31, 2024; (ii) our historical accounting policies and practices; (iii) our internal control over financial reporting, disclosure controls and procedures, and material weaknesses therein; and (iv) the premature filing of our Annual Report on Form 10-K for the year ended December 31, 2024. We are cooperating with the SEC’s investigation; however, we cannot predict the ultimate outcome or timing of the investigation, or its impact on our business, financial condition and results of operations.

Item 1A. Risk Factors.

Our operations and financial results are subject to various risks and uncertainties. You should carefully consider the factors described in Part I, Item 1A, “Risk Factors” in the 2025 Form 10-K, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock. There have been no material changes to our risk factors included in our 2025 Form 10-K. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

During the three months ended June 30, 2026, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in the SEC’s rules), except as set forth below:

	Action	Date	Nature of Trading Arrangement	Total Shares to be Sold	Expiration Date
Peter Platzer (Executive Chairman and Director)	Adopted plan for sale of the Company’s Class A common stock	June 11, 2026	Trading plan intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c)	Up to 582,474 shares	December 29, 2028

Item 6. Exhibits

The exhibits listed below are filed as part of this Quarterly Report on Form 10-Q, or are incorporated herein by reference, in each case as indicated below.

Exhibit Number		Incorporated by Reference
	Description	Form	File No.	Exhibit	Filing Date
2.1	Share Purchase Agreement, dated November 13, 2024, between Kpler Holding SA and Spire Global, Inc.	8-K	001-39493	2.1	November 13, 2024
3.1	Amended and Restated Certificate of Incorporation, as amended through June 5, 2024.	8-K	001-39493	3.2	June 6, 2024
3.2	Bylaws of Spire Global, Inc.	S-1	333-259733	3.2	September 23, 2021
10.1	Securities Purchase Agreement, dated April 8, 2026, by and between the Company and the Purchasers named therein.	8-K	001-39493	10.1	April 10, 2026
10.2	Registration Rights Agreement, dated April 8, 2026, by and between the Company and the Purchasers named therein.	8-K	001-39493	10.2	April 10, 2026
10.3	Employment Contract, dated May 12, 2026, between Gabriel Oehme and Spire Global Germany GmbH	10-Q	001-39493	10.3	May 14, 2026
10.4	Offer Letter and Executive Employment Agreement, dated July 13, 2026, between Eric Mellinger and Spire Global Subsidiary, Inc.	8-K	001-39493	10.4	July 17, 2026
31.1

Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	The cover page from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 has been formatted in Inline XBRL

* The certifications attached as Exhibit 32.1 that accompany this Quarterly Report on Form 10-Q are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Spire Global, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SPIRE GLOBAL, INC.

Date: August 13, 2026	By:	/s/ Theresa Condor
Theresa Condor
President, Chief Executive Officer and Director
(Duly Authorized Officer and Principal Executive Officer)

Date: August 13, 2026	By:	/s/ Alison Engel
Alison Engel
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Theresa Condor, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of Spire Global, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2026	By:	/s/ Theresa Condor
	Name:	Theresa Condor
	Title:	President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Alison Engel, certify that:

1.
I have reviewed this Quarterly Report on Form 10-Q of Spire Global, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2026	By:	/s/ Alison Engel
	Name:	Alison Engel
	Title:	Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Theresa Condor, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Spire Global, Inc. for the fiscal quarter ended June 30, 2026 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Quarterly Report on Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Spire Global, Inc.

Date: August 13, 2026	By:	/s/ Theresa Condor
	Name:	Theresa Condor
	Title:	President, Chief Executive Officer and Director (Principal Executive Officer)

I, Alison Engel, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Spire Global, Inc. for the fiscal quarter ended June 30, 2026 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Quarterly Report on Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Spire Global, Inc.

Date: August 13, 2026	By:	/s/ Alison Engel
	Name:	Alison Engel
	Title:	Chief Financial Officer (Principal Financial Officer)